AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON ________, 2004
                                                     REGISTRATION NO. 333-111552

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 --------------
                                   FORM SB-2/A


                                   Amendment 6


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 ---------------

                                 SINOPHARM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            NEVADA                             2834                        98-0396540
            ------                             ----                        ----------
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL          (IRS EMPLOYER
 INCORPORATION OR ORGANIZATION)         CLASSIFICATION NUMBER)       IDENTIFICATION NUMBER)

                              152-11782 RIVER ROAD
                         RICHMOND, B.C., CANADA V6X 1Z7
                                 (604) 303-9180
                               FAX (604) 303-9170
          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                 ---------------

                     STATE AGENT & TRANSFER SYNDICATE, INC.
                         202 N. CURRY STREET, SUITE 100
                         CARSON CITY, NEVADA 89703-4121
                                 (775) 882-1013
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
              INCLUDING AREA CODE, OF AGENT FOR SERVICE OF PROCESS)
                                 ---------------



APPROXIMATE  DATE OF  COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO PUBLIC:
Promptly after the Registration Statement becomes effective and on a continuous basis for up to 180 days from the effective date or until earlier completion or termination.. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/
                                 ---------------


                         CALCULATION OF REGISTRATION FEE
------------------------------------- ------------------ --------------------- ---------------------------- ------------------
 TITLE OF EACH CLASS OF SECURITY TO     AMOUNT TO BE        OFFERING PRICE     PROPOSED MAXIMUM AGGREGATE       AMOUNT OF
           BE REGISTERED                 REGISTERED                                  OFFERING PRICE         REGISTRATION FEE
------------------------------------- ------------------ --------------------- ---------------------------- ------------------
Common Stock                          3,000,000 shares     $1.00 per share             $3,000,000                 $243
------------------------------------- ------------------ --------------------- ---------------------------- ------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                 SINOPHARM INC.

                        3,000,000 SHARES OF COMMON STOCK

         This prospectus relates to the offer and sale of up to 3,000,000 shares of common stock of SinoPharm Inc. at the price of $1.00 per share. We are selling the Shares on a self-underwritten, no minimum basis for a period of 180 days from the effective date of the prospectus, being the date appearing below. Our officers, on a "best efforts" basis, are selling the offering. There is no minimum purchase requirement. We will not use an underwriter or securities dealer and there are no arrangements to place any funds in escrow, trust or similar account with regard to this offering. No commissions are intended.

         Our common stock is not currently listed or quoted on any quotation medium. There can be no assurance that our common stock will ever be quoted on any quotation medium or that any trading market for our common stock will ever develop.



         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




         SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF ALL
          MATERIAL RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK.

The following summarizes the proceeds that we expect to receive from the offering.

                                                 Per share    Total proceeds
Subscription price                                 $1.00        $3,000,000
Fees and commissions                                 --              --
Proceeds to SinoPharm Inc. *                       $1.00        $3,000,000

* Before deducting offering expenses, consisting of legal and accounting fees, printing and distribution, and filing fees, estimated to total approximately $42,600.


                 The date of this prospectus is ________, 2004.

                                TABLE OF CONTENTS

                                                                       PAGE




PROSPECTUS SUMMARY.........................................................1

RISK FACTORS...............................................................4

USE OF PROCEEDS...........................................................12

DETERMINATION OF OFFERING PRICE...........................................14

PLAN OF DISTRIBUTION......................................................14

LEGAL PROCEEDINGS.........................................................15

MANAGEMENT................................................................16

DESCRIPTION OF SECURITIES.................................................21

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................22

BUSINESS..................................................................23

MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS............35

DESCRIPTION OF PROPERTY...................................................39

MARKET FOR THE SHARES AND RELATED STOCKHOLDER MATTERS.....................39

EXPERTS...................................................................40

                               PROSPECTUS SUMMARY

         THE FOLLOWING IS A SUMMARY OF THE OFFERING. THE SHARES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY REVIEW THE ENTIRE PROSPECTUS, THE FINANCIAL STATEMENTS AND ALL EXHIBITS AND DOCUMENTS REFERRED TO THEREIN. SEE "RISK FACTORS."

                                 SINOPHARM INC.

         Our common stock is not listed on any recognized exchange or quoted on any quotation medium. There are no plans, proposals, arrangements or understandings with any persons concerning the development of a trading market in our common stock.

         Unless the context otherwise requires "we," "our," "us," or the "Company," refers to SinoPharm Inc., a Nevada corporation. Our wholly owned subsidiary is Sino Pharmaceuticals Corporation, a British Columbia, Canada corporation. Our principal executive offices are located at 152-11782 River Road, Richmond, B.C., Canada V6X 1Z7, and our telephone number is (604) 303-9180.

SUMMARY OF OUR BUSINESS

         SinoPharm acquired Sino Pharmaceuticals Corporation on March 31, 2003. We are a research-based pharmaceuticals company. We specialize in the development and production of generic pharmaceuticals, which are bio-equivalent copies of brand name drugs whose patents have recently expired or will soon be expiring. We also plan to engage in the research, development and commercialization of novel, patentable pharmaceuticals. Our generic products have all been originally developed in China, and have been licensed to us for development in North America, whereas our novel cardiovascular drug, SP-100, has been developed in-house. Our pharmaceuticals are directed to the cardiovascular, oncology and diabetes therapeutic areas. Prior to the acquisition of Sino Pharmaceuticals Corporation, we had no assets or business operations.

         We currently derive income primarily from the proceeds of the sale of our Paclitaxel bulk active pharmaceutical ingredient, medaxol, to manufacturers of finished dosage Paclitaxel. A bulk active pharmaceutical ingredient (API) is the powdered pharmaceutical ingredient which then must be formulated with other non-active (inert) ingredients, in order to be tabletted or encapsulated into the dosage ready pharmaceutical. Our principal customers for our medaxol are Living Synergy Inc. and King Ventures Ltd. The principal supplier for our ingredients is Chengzhi Life Science Company Ltd. We also purchase ingredients from Living Synergy Inc., and Kaneka Corporation.

Summary of the Offering

SECURITIES OFFERED........................................   3,000,000 shares of common stock.

CAPITAL STOCK OUTSTANDING
     Common stock outstanding prior to offering...........   2,000,000 shares (1)
     Common stock outstanding after offering..............   5,000,000 shares (2)


USE OF PROCEEDS...........................................   SinoPharm  will  receive the  proceeds of the proposed
                                                             sale of up to  3,000,000  shares of its  common  stock
                                                             at the rate of $1.00 per  share.  SinoPharm  estimates
                                                             that the offering  expenses,  consisting of accounting
                                                             fees, legal fees,  filing fees, and printing,  will be
                                                             $42,600.  The  principal  purposes  of  this  offering
                                                             are to create a public  market  for our  common  stock
                                                             and  to  facilitate  future  access  by us  to  public
                                                             markets,  and to raise working  capital.  We expect to
                                                             use the net  proceeds  from this  offering to commence
                                                             manufacturing  of  our  medaxol  at an  U.S.  FDA  and
                                                             Canadian  Health   Protection  Bureau  (HPB)  approved
                                                             manufacturing    facility,    conduct   research   and
                                                             development,   including   clinical  trials,   product
                                                             marketing  and   commercialization   programs  on  our
                                                             other   pharmaceutical   products,   to   acquire   an
                                                             interest in a pharmaceutical  manufacturing  facility,
                                                             and  for   general   corporate   purposes,   including
                                                             working capital.  See "Use of Proceeds."


PLAN OF DISTRIBUTION......................................   The shares  offered  hereby will be sold by  SinoPharm
                                                             at a rate of $1.00 per share.

RISK FACTORS..............................................   An  investment  in our  common  stock  involves a high
                                                             degree of risk.  SEE "RISK FACTORS."


--------------------

(1) Indicates shares of common stock outstanding as of the date of this prospectus.
(2) Indicates shares of common stock outstanding assuming SinoPharm successfully sells all of the proposed 3,000,000 shares.

                             SUMMARY FINANCIAL DATA

         The following table summarizes certain of our selected financial data. Each prospective investor should carefully review the more detailed financial statements contained elsewhere in this prospectus. The summary financial information contained in the following table is derived from and should be read in conjunction with our audited and unaudited financial statements and the notes thereto appearing elsewhere in this prospectus. See "Business" and our Consolidated Financial Statements.

                                 SinoPharm Inc.
                   (Formerly Sino Pharmaceuticals Corporation)


                                                      For the Year Ended              For the Nine Months Ended
                                                         December 31,                       September 30,
                                            ---------------------------------------    -----------------------
                                                  2003                  2002                    2004
                                            -----------------     -----------------    -----------------------
Statement of                                                                                    (Unaudited)
Operation Data:                                  Actual                Actual                  Actual
                                            -----------------     -----------------    -----------------------
Net Sales                                           $461,324              $507,031                   $162,897
Cost of Goods sold                                   417,230               413,680                    132,560
Operating Expense                                    123,560               140,357                     78,838
Research and Development                                                   119,224
Operating Income (loss)                             (79,466)             (166,230)                   (48,501)
Other Income (expense)                              (12,894)               (8,007)                    (8,759)
Net Income Attributable to Common                   (92,360)             (174,237)                   (57,260)
Stockholders

Basic & Diluted
Income (Loss) per Share                              $(0.05)               $(0.12)                    $(0.03)
Weighted Average Number                            1,904,900             1,490,000                  2,000,000
    of Shares Outstanding


                                             Nine Months Ended
                                             September 30, 2004
                                                (Unaudited)
Balance Sheet Data                                 Actual
-------------------------------------    ---------------------------
Working Capital (Deficit)                                 (426,902)
Total Assets                                                161,326
Short-term Debt                                             584,220
Long-term Debt                                                    0
Total Stockholders' (Deficit)                             (422,894)

                                  RISK FACTORS

         Investment in our common stock involves a number of risks. The following material factors should be carefully considered by anyone purchasing shares of our common stock. Any of the following risks would adversely effect our business, financial condition and results of operation.

THE POTENTIAL RISKS OF POLITICAL, SOCIAL OR ECONOMIC INSTABILITY IN THE PEOPLE'S REPUBLIC OF CHINA COULD ADVERSELY AFFECT OUR ABILITY TO CARRY ON OR EXPAND OUR BUSINESS.

         Our generic products have all been originally developed in China, and have been licensed to us for development in North America. Consequently, an investment in our common stock may be adversely affected by the political, social and economic environment in China. Under its current leadership, China had been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Our business and prospects are dependent upon regulatory approval by the Chinese State Food and Drug Administration (SFDA), and with our contracts with various entities such as Institute of Materia Medica, which is part of the Chinese Academy of Medical Sciences, NCPC GeneTech Biotechnology Co., Ltd., Beijing Union Pharmaceutical Factory, and Xi'an Jory Pharmaceutical Co., Ltd., which may be controlled by Chinese governmental instrumentalities. Our operations and prospects would be materially and adversely affected by the failure of such governmental entities to honor existing contracts, and, if breached, it might be difficult to enforce these contracts in China. In addition, the legal system of China relating to foreign investments is new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances.

OUR AUDITORS HAVE EXPRESSED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN WHICH ABILITY IS DEPENDENT ON THE NET PROCEEDS OF THIS OFFERING.

         Robison, Hill & Co., P.C., CPA's, in their independent auditors' report, has expressed "substantial doubt" as to our ability to continue as a going concern based on significant operating losses we have incurred since inception. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The going concern qualification is described in note 1 of the notes to our consolidated financial statements. Without the net proceeds from this offering, our ability to remain in business will be in jeopardy.

IF DEMAND IS MADE FOR REPAYMENT OF THE DEMAND NOTES, SINOPHARM WOULD LIKELY NOT BE ABLE TO CONTINUE ITS OPERATIONS.

         There are outstanding loans owed on demand in the total amount of $398,000 as of September 30, 2004. The total consists of $193,000 owing pursuant to five demand notes to Union Ventures at the rate of 6%, and $205,000 pursuant to demand notes without interest owing to Mr. Aziz, our president. If demand is made for repayment of these loans it would jeopardize our ability to continue operations, as SinoPharm would not likely be able to pay them, and if SinoPharm were able to pay them, it would cause a significant reduction in liquidity.


WE HAVE A LIMITED OPERATING HISTORY WITH LIMITED PRODUCT REVENUES AND WE MAY NEVER BECOME PROFITABLE.


         We are a development stage enterprise that has devoted substantially all our efforts since inception to establishing our business and has generated limited revenues. Our wholly owned subsidiary, Sino Pharmaceuticals Corporation, was incorporated in August 3, 2001. We have had very limited operations and have conducted minimal research. To date, we have generated an accumulated deficit of more than $363,000. For the years ended December 31, 2003 and 2002, we incurred net losses of approximately $(92,000) and $(174,000), respectively and for the nine months ended September 30, 2004, our net loss was approximately $57,000. In addition, our future operations may not be profitable. We must consider the likelihood of our success relative to the problems, difficulties, complications, and delays frequently encountered in connection with the development and operation of a new business.


         We expect that our operating expenses will increase significantly during the next several years as we:

         o        Develop our products;
         o        Increase our sales and marketing activities; and
         o Increase our general and administrative functions to support our growing operations.

         With increased expenses, we will need to generate significant additional revenues to achieve profitability. We cannot be certain that we will obtain a high enough volume of sales in the future to generate sufficient revenues and achieve profitability.

IF WE DO NOT OBTAIN ADEQUATE FINANCING TO FUND OUR FUTURE OPERATIONS AND TO COMPLETE DEVELOPMENT AND LICENSING OF OUR PRODUCTS, WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN.

         The costs of conducting clinical trials are high. We believe that our existing capital resources, including estimated proceeds of $3,000,000 from this offering, will satisfy our capital requirements for at least the next 12 months. However, there is no minimum amount set in the offering, and we may raise significantly less than $3,000,000. Also, we may need to raise additional funds in the future to:

         o        Continue our research development efforts;
         o        Obtain  regulatory  approvals  of our  products;  and
         o        Obtain additional patents for our products.

         Although it is difficult to estimate the amount of additional financing we will require, we anticipate that over the next year we will need approximately $2,000,000 to complete our current product development. This estimate could increase or the allocations could change if we start a new study for one of our products. Based on our potential rate of cash operating expenditures and our current plans, we anticipate our cash requirements for the next two years may need to come primarily from the proceeds of the continued sale of our Paclitaxel active pharmaceutical ingredient, Medaxol, to manufacturers of finished dosage Paclitaxel. We anticipate that our future cash requirements may be fulfilled by improved sales of products, and possibly from the sale of additional equity securities and/or debt financing. However, we cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our research and development, take advantage of unanticipated opportunities, develop or enhance our products or otherwise respond to competitive pressures would be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, and these securities may have rights, preferences or privileges senior to those of our stockholders.

OUR TWO BIGGEST CUSTOMERS ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUE, AND THE LOSS OF ONE OR BOTH CUSTOMERS WOULD RESULT IN OUR LOSS OF REVENUE.

         Our  one  or  two   biggest   customers   that   purchase   our  active
pharmaceutical ingredient, Medaxol, for manufacturing finished dosage drugs, account for approximately 90% or more of our revenue. If we were to lose one or both of these major customers we would lose a significant source of our revenue.

WE MUST LICENSE OUR PRODUCTS IN ORDER TO DEVELOP AND MARKET THEM SUCCESSFULLY IN ORDER TO DERIVE INCOME TO SUSTAIN OUR OPERATIONS.

         If we do not negotiate acceptable collaborative arrangements for most of our products, we will lack the funds to further develop them, and will not be able to derive any earnings from them. We do not have internal marketing and sales capabilities for most of our products and will need to rely on collaborative partners to further develop, test, market and sell any products that are successfully licensed. Even if we find collaborative partners, we may not be able to completely control the amount and timing of resources our collaborative partners will devote to these activities.

         We do not have the resources, and do not presently intend, to conduct later-stage human clinical trials or to manufacture some of our proposed products. We are therefore seeking larger pharmaceutical company partners to conduct such activities for most or all of our proposed products. In connection with our efforts to secure corporate partners, we may seek to retain certain co-promotional rights to our proposed products. These co-promotional rights will allow us to market our products to selected medical specialists while our corporate partner markets our products to the general medical market. We cannot assure you that we will be able to enter into any partnering arrangements on this or any other basis. In addition, we cannot assure you that we, or our prospective corporate partners, can successfully introduce our proposed products. We also face the risks that our products will be rejected by patients, health care providers or insurance companies, or that our products cannot be manufactured and marketed at prices that would permit us to operate profitably.

OUR PRODUCTS ARE MOSTLY IN THE DEVELOPMENT STAGE AND MAY NEVER BE COMMERCIALLY SUCCESSFUL OR EARN SUFFICIENT INCOME TO SUSTAIN OUR OPERATIONS.

         We cannot assure you that our research and development activities, nor those of any potential partners, will enable us to produce any products that may be commercially viable such that we would be able to derive revenues. Our development of each product is subject to the risks of failure commonly experienced in the development of products based upon innovative technologies and the expense and difficulty of obtaining approvals from regulatory agencies. All of our proposed products will require approval by the Food & Drug Administration ("FDA"), or similar agencies in other countries, and our two generic products, Erythropoetin (EPO) and Pravastatin Sodium will require bio-equivalency and bio-availability studies to be conducted, prior to an Abbreviated New Drug Application (ANDA) being filed with the FDA. Further, our TDA 8388 topical antiviral pharmaceutical is in the preclinical or early clinical stage of development and will require significant additional funding for clinical testing before being licensed to a collaborator or submitted to any of the regulatory agencies for clearances for commercial use. We cannot assure you that we will be able to license any technologies or proposed products or to complete successfully any of our research and development activities. Even if we do complete them, we cannot assure you that we will be able to market successfully any of the products or that we will be able to obtain the necessary regulatory approvals or that customers will like our products. We also face the risk that any or all of our products will not work as intended or that they will be toxic, or that, even if they do work and are safe, that our products will be uneconomical to manufacture and market on a large scale. We also face the risk that the rights of other persons or entities will stop us from marketing any of our products or that other persons or entities might develop and market a superior or equivalent product. Due to the extended testing and regulatory review process required before we can obtain marketing clearance, we do not expect to be able to commercialize any therapeutic drug, other than our Paclitaxel active pharmaceutical drug, for at least two years, either directly or through our corporate partners or licensees. If we are not able to reach a commercially viable stage for a product, we will not derive any income from them.

GOVERNMENTAL REGULATION REQUIRE SIGNIFICANT TESTING OF OUR PRODUCTS AND IF WE DO NOT OBTAIN GOVERNMENTAL APPROVALS FOR OUR PRODUCTS, WE WILL BE UNABLE TO MARKET THEM OR EARN SUFFICIENT INCOME TO SUSTAIN OUR OPERATIONS.

         The U.S. Food & Drug Administration ("FDA") and other similar agencies in foreign countries have substantial regulatory requirements for therapeutic products. Such requirements often involve lengthy and detailed laboratory, clinical and post-clinical testing procedures. It often takes companies many years to satisfy these requirements, depending on the complexity and novelty of the product. The review process is also extensive which may delay the approval process even more. As yet, we have not obtained any approvals to market our products. Further, we cannot assure you that the FDA or other regulatory agency will grant us approval for any of our products on a timely basis, if at all.

         We will not be able to commercialize our products until we have acceptable bio-equivalency, bio-availability and/or clinical trial results and regulatory approval from the FDA or foreign regulatory authorities. The FDA and other regulatory authorities require that the equivalence of a generic drug be supported by results from adequate laboratory studies and that of an Investigational New Drug (IND), or New Drug (NDA), be supported by well-controlled clinical trials before approval for commercial sale. If the results of the equivalency studies of our generic products do not demonstrate that they are equivalent to the existing, approved, patented version of the drugs, our ANDA application will not be approved by the FDA or similar foreign agencies. Additionally, if the results of clinical trials on our TDA 8388, or other novel drugs, do not demonstrate that they are safe and effective
(specifically, that the results show that the product is statistically significant in altering the course of the disease and has acceptable toxicity), we, or our collaborators, will not be able to submit to the FDA an Investigational New Drug (IND) application or a New Drug Application (NDA) or other relevant applications for pre-market approval. Further, the results of pre-clinical testing and initial clinical trials do not necessarily predict how safe and effective a product will be when it is evaluated in large-scale Phase III clinical trials. It is possible that unacceptable side effects may be discovered at any time. A number of companies have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials.

         Even if we believe the clinical trials demonstrate the safety and efficacy of a product, the FDA and other regulatory authorities may not accept our assessment of the results. In order to demonstrate the safety and efficacy of the products we may have to conduct additional clinical trials beyond those currently planned. The process of obtaining regulatory clearances or approvals is costly and time-consuming. If we do not obtain governmental approvals for our products in a timely manner, we will be unable to market them or earn sufficient income to sustain our operations

WE MAY EXPERIENCE DIFFICULTIES IN THE INTRODUCTION OF NEW PRODUCTS THAT COULD RESULT IN OUR HAVING TO INCUR SIGNIFICANT UNEXPECTED EXPENSES OR DELAY THE LAUNCH OF NEW PRODUCTS.

         We cannot predict how long our pre-clinical and clinical trials will take or whether they will be successful. The rate of completion of the clinical trials for our products depends on many factors, including obtaining adequate clinical supplies and the rate of patient recruitment. Patient recruitment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, and the eligibility criteria for patients who may enroll in the trial. We may experience increased costs, program delays, or both, if there are delays in patient enrollment in the clinical trials.

         Our compounds and products are in various stages of development. These development stage products and compounds may not be completed in time to allow production or marketing due to the inherent risks of new product and pharmaceutical development, limitations on financing, competition, loss of key personnel and other factors. Although we may license some of our compounds and products at their current stage of development, we cannot give you any assurance that we will be able to do so. Unanticipated clinical or regulatory obstacles can arise at any time and result in lengthy and costly delays or in a determination that further development is not feasible.

         The development of our products and compounds has taken longer than anticipated and could be additionally delayed. Therefore, there can be no assurance of timely completion and introduction of improved products on a cost-effective basis, or that such products, if introduced, will achieve market acceptance such that, in combination with existing products, they will sustain us or allow us to achieve profitable operations.

EVEN IF WE RECEIVE REGULATORY APPROVAL TO MARKET OUR PRODUCTS, WE MAY NOT BE ABLE TO COMMERCIALIZE IT PROFITABLY.

         Our profitability will depend on the market's acceptance of our products. The commercial success of our products will depend on whether:

     - they are more effective than alternative treatments;

     - side effects of our products are acceptable to patients and doctors;

     - we produce and sell our products at a profit; and

     - we and our partners market our products effectively.

IF WE ARE UNABLE TO MANUFACTURE OUR PRODUCTS IN SUFFICIENT QUANTITIES OR ARE UNABLE TO OBTAIN REGULATORY APPROVALS FOR OUR MANUFACTURING FACILITY, WE MAY BE UNABLE TO MEET DEMAND FOR OUR PRODUCTS AND LOSE POTENTIAL REVENUES.

         Completion of clinical trials and commercialization of our product candidates require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We have no experience manufacturing products in the volumes that will be necessary to support commercial sales. We will need to rely on third party manufacturers to manufacture compounds for preclinical, clinical and commercial purposes. These third party manufacturers must receive FDA approval before they can produce clinical material or commercial product. Our products may be in competition with other products for access to these facilities and may be subject to delays in manufacture if third parties give other products greater priority than ours. In addition, we may not be able to enter into any necessary third-party manufacturing arrangements on acceptable terms.

         Manufacturing of our products for clinical and commercial purposes must comply with the FDA's Current Good Manufacturing Practices requirements, commonly known as CGMP, and foreign regulatory requirements. The CGMP requirements govern quality control and documentation policies and procedures. In complying with CGMP and foreign regulatory requirements, we will be obligated to expend time, money and effort in production, recordkeeping and quality control to assure that the product meets applicable specifications and other requirements. Manufacturing facilities must pass a pre-approval inspection prior to FDA approval. Further, the FDA and foreign regulatory authorities have the authority to perform unannounced periodic inspections of manufacturing facility to ensure compliance with CGMP and foreign regulatory requirements. If such facility were to incur significant damage or destruction, then our ability to have our products manufactured would be significantly hampered. This, in turn, could result in delays in our preclinical testing, clinical trials or commercialization efforts.

WE RELY ON ONLY ONE SUPPLIER FOR SOME OF OUR MANUFACTURING MATERIALS, A DISRUPTION OF ESSENTIAL SUPPLIES WOULD CAUSE AN INTERRUPTION IN OUR ABILITY TO DELIVER OUR PRODUCTS TO PURCHASES AND WE WOULD LIKELY LOSE SIGNIFICANT INCOME.

         We rely on third party suppliers for some of the materials used in the manufacturing of our products. The only supplier that we have for our medaxol active pharmaceutical ingredient is Chengzhi Life Science Company in China. They are the only FDA approved manufacturing facility in China for medaxol. Any significant problem that Chengzhi Life Science experiences could result in a delay or interruption in the supply of materials to us until they cure the problem or until we locate an alternative source of supply. Any delay or interruption would likely lead to a delay or interruption in our manufacturing operations, which could negatively affect our ability to deliver our products to purchasers and be unable to realize income and sustain our operations. We do not maintain any inventory of medaxol. We do not have a supply agreement with Chengzhi Life Science or any other manufacturer but we do believe that the availability of the medaxol active pharmaceutical ingredient appears to be stable and assured from Chengzhi for the next few years.

INTENSE COMPETITION FROM EXISTING AND NEW ENTITIES MAY ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY.

         Our business is characterized by intensive research efforts. We compete with pharmaceutical companies, many of whom are developing or can be expected to develop products similar to ours. Our competitors include many companies, research institutes and universities that are working in a number of pharmaceutical or biotechnology disciplines to develop therapeutic products similar to those we are currently investigating. Most of these competitors have substantially greater financial, technical, manufacturing, marketing, distribution and/or other resources than us. In addition, many of our competitors have experience in performing human clinical trials of new or improved therapeutic products and obtaining approvals from the FDA and other regulatory agencies. We have no experience in conducting and managing later-stage clinical testing or in preparing applications necessary to obtain regulatory approvals. Accordingly, it is possible that our competitors may succeed in developing products that are safer or more effective than those that we are developing and may obtain FDA approvals for their products faster than we can. We expect that competition in this field will continue to intensify.

         Many of our competitors are more established than we are, have significantly greater financial, technical, marketing and other resources than we. Some of our competitors have greater name recognition and a larger customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. We intend to create greater brand awareness for our brand name so that we can successfully compete with these competitors. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

OUR PRODUCTS AND THE PROCESSES WE USE COULD EXPOSE US TO SUBSTANTIAL LIABILITY.

         In view of the nature of our business, we are subject to the inherent risk of products liability claims in the event that, among other things, the use or ingestion of its products results in injury. Product liability could arise from claims by users of our products or of products manufactured by processes we developed, or from manufacturers or other selling our products, either directly or as a component of other products. We do not have any insurance coverage for these risks at this time. When, and if, we acquire product liability insurance, we cannot give you any assurance that it will be adequate to protect us or that the insurance coverage will continue to be available on reasonable terms.

WE ARE DEPENDENT ON RELATIONSHIPS WITH CONSULTANTS AND ANY EARLY TERMINATION OF CONSULTING AGREEMENTS COULD ADVERSELY IMPACT THE TIMING AND SUCCESS OF OUR PRODUCTS.

         We depend upon our relationship with an academic consultant, Dr. Stuart Maddin. Dr. Maddin is currently performing a review and validation of the Phase I through Phase IV studies done for our TDA8388 product. Dr. Maddin will also be responsible for negotiating a licensing agreement for the further testing, FDA approval and marketing of our TDA8388 product. If our relationship with Dr. Maddin is disrupted, our validation program could be adversely affected. We cannot assure you that we would be able to conduct the validation at reasonable cost, or at all.

IF WE CANNOT MAINTAIN OUR CURRENT COLLABORATIVE RELATIONSHIPS WITH THE INSTITUTE OF MATERIA MEDICA AND THE NCPC GENETECH BIOTECHNOLOGY CO., OUR PRODUCT DEVELOPMENT WOULD BE DELAYED AND WE WOULD BE UNABLE TO EARN INCOME SUFFICIENT TO SUSTAIN OUR OPERATIONS.

     We rely to a large extent on the Institute of Materia Medica and NCPC GeneTech to support the development of new products. Under the collaboration agreement, the Institute of Materia Medica agreed to provide and license to Sino Pharmaceuticals its existing drugs for product development in North America, which includes preclinical research and development and Phase I clinical trials. Any and all specific work or projects conducted under this Joint Cooperation Agreement shall be done on a pre-arranged, mutually agreed fee or cost basis between SinoPharm and IMM. This agreement expires on November 21, 2007. We have received Medaxol and TDA8388 from the Institute of Material Medica. While we are not obligated to expend any funds pursuant to our agreement, we estimate that it will cost us approximately $100,000 to further develop and manufacture medaxol, and approximately $38,000 to further study TDA8388.

         Under the Exclusive Licensing Agreement, the NCPC GeneTech agreed to exclusively provide and license to Sino Pharmaceuticals its existing r-EPO active pharmaceutical ingredient (API), for registration and approval as a generic API and, further, its generic formulated drug, for registration and approval as a generic drug, in North America, which requires registration and approval of the Drug Master File (DMF) for the generic API and, conducting bio-equivalency and bio-availability studies and filing an ANDA, for the formulated generic drug. SinoPharm is also responsible for all the necessary work required for regulatory approval of the r-EPO in Canada, USA and Mexico and for all the financial costs involved in this work. This agreement expires on December 4, 2007. If we decide to continue this development, we would have to fund this development ourselves at an estimated cost of $400,000 or obtain funding from other sources. In the event that the Institute of Materia Medica or NCPC GeneTech does not develop or provide their drugs to us, our product development would be delayed as we would have to develop new drugs ourselves, and we might be unable to earn sufficient income to sustain our operations.

THERE IS NO MARKET FOR OUR SHARES AND YOU MAY NOT BE ABLE TO SELL THEM.

         There has been no trading market for our common stock. Although we intend to apply to list our common stock on the OTC Bulletin Board, there can be no assurance that our application will be granted and there can be no assurance that an active market will develop for our common stock. Therefore, it may be difficult to sell your shares if you should desire or need to sell.

WE HAVE NOT PAID ANY DIVIDENDS AND DO NOT ANTICIPATE PAYING ANY CASH DIVIDENDS.

         Holders of common stock are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the near term. We intend to retain future earnings, if any, to provide funds for operations of our business. Investors who anticipate the need for dividends from investments should refrain from purchasing the common stock offered by this prospectus.

                                 USE OF PROCEEDS


         We will receive the proceeds from the sale of the proposed 3,000,000 shares of commons stock being offered by SinoPharm at the rate of $1.00 per share. In the event that SinoPharm sells all of the proposed 3,000,000 shares of common stock, SinoPharm would receive $3,000,000. We may raise significantly less than the full amount of $3,000,000. The principal purposes of this offering are to create a public market for our common stock and to facilitate future access by us to public markets, and to raise working capital. We expect to use the net proceeds from this offering to commence manufacturing of our medaxol at an U.S. FDA and Canadian Health Protection Bureau (HPB) approved manufacturing facility, conduct research and development, including clinical trials, product marketing and commercialization programs on our other pharmaceutical products, to acquire an interest in a pharmaceutical manufacturing facility, and for general corporate purposes, including working capital.


         As its first level priority, SinoPharm intends to use approximately $100,000 to fund the preparation and filing of a Drug Master File with the U.S. FDA of its Medaxol active pharmaceutical ingredient and to pay for the production of Medaxol for resale, $38,000 to fund validation of Phase IV studies and viral screenings for its TDA8388, $15,000 to fund patent searches and reviews, $50,000 to fund the preparation and filing of a Drug Master File with the U.S. FDA of its pravastatin active pharmaceutical ingredient, $50,000 to fund the preparation and filing of a Drug Master File with the U.S. FDA of its Sinogen active pharmaceutical ingredient, and $20,000 for general office expenses.

         For its second level priority, SinoPharm intends to use $100,000 of the proceeds for the commencement of bioequivalence and bioavailability studies for its Sinogen generic, $40,000 for the chemical synthesis of SP-100 and $100,000 for animal studies on SP-100, and $50,000 for the preparation and filing of a Drug Master File with the U.S. FDA on its Docetaxel API product. SinoPharm intends to use $100,000 for the commencement of bioequivalence and bioavailability studies for its pravastatin generic API, $100,000 for the preparation and filing of a Drug Master File with the U.S. FDA on its pravastatin generic product, $150,000 for the preparation and filing of an Abbreviated New Drug Application (ANDA) with the U.S. FDA on its pravastatin generic product, $100,000 for the preparation and filing of a Drug Master File with the U.S. FDA on its Sinogen generic product, and $150,000 for the preparation and filing of an Abbreviated New Drug Application (ANDA) with the U.S. FDA on its Sinogen generic product.

         For its last level of priority, SinoPharm intends to utilize the balance of any proceeds to repay outstanding loans owed on to Union Ventures in the total amount of $193,000 owing pursuant to five demand notes to Union Ventures at the rate of 6%. In the event that at least $2,225,000 of the total $3,000,000 offering is raised, SinoPharm intends to repay $205,000 pursuant to demand notes without interest owing to Mr. Aziz, our president. Any balance of funds raised will be utilized as a reserve and for working capital. A majority of the balance of funds raised will be utilized to acquire an interest in a pharmaceutical manufacturing facility. We have not yet identified any facilities, nor do we have any contracts or agreements to acquire any interest in any facilities. Depending on the level of funding that is achieved, we believe that we will be able to acquire at least a partial interest, in an U.S. FDA and Canadian Health Protection Bureau (HPB) approved manufacturing facility. We intend to search for a pharmaceutical manufacturing facility that is located in China, Canada or the United States. A small percentage of funds raised are not allocated to any specific purpose but to working capital. SinoPharm will not use the working capital or reserve funds directly or indirectly for officers or directors. The following chart further describes our intended use of proceeds and priority depending upon our level of funding, in the following order:



PERCENT OF OFFERING                                100%            75%             50%           25%           10%
                                                   ----            ---             ---           ---           ---
AMOUNT RAISED (1)
-----------------
Gross Offering Proceeds                      $3,000,000     $2,250,000       1,500,000       750,000       300,000
Offering Expenses (2)                            42,600         42,600          42,600        42,600        42,600
                                                 ------         ------          ------        ------        ------
Net Proceeds                                 $2,957,400      2,207,400       1,457,400       707,400       257,400
FIRST LEVEL PRIORITIES:
Preparation and filing of DMF for               100,000        100,000         100,000       100,000       100,000
Medaxol API, and Manufacturing of
Medaxol
Validation of Phase IV studies and               38,000         38,000          38,000        38,000        38,000
viral screening for TDA8388
Patent searches and reviews                      50,000         50,000          30,000        25,000        15,000
Preparation and filing of DMF for                50,000         50,000          50,000        50,000        20,000
pravastatin API
Preparation and filing of Drug Master            50,000         50,000          50,000        50,000        50,000
File (DMF) for sinogen API (active
pharmaceutical ingredient)
Office expenses                                  20,000         20,000          20,000        20,000        20,000
SECOND LEVEL PRIORITIES:
Bioequivalent and bioavailability               100,000        100,000         100,000       100,000            --
studies for sinogen generic
Chemical synthesis of SP-100                     40,000         40,000          40,000        40,000            --
Animal studies on SP-100                        100,000        100,000         100,000       100,000            --
Preparation and filing of DMF for                50,000         50,000          50,000            --            --
Docetaxel API
Bioequivalent and bioavailability               100,000        100,000         100,000            --            --
studies for pravastatin generic

Preparation of and filing of DMF for            100,000        100,000         100,000            --            --
pravastatin generic API
Preparation and filing of ANDA for              150,000        150,000              --            --            --
pravastatin generic
Preparation of and filing of DMF for            100,000        100,000         100,000       100,000            --
sinogen generic
Preparation and filing of ANDA for              150,000        150,000         150,000            --            --
sinogen generic
THIRD LEVEL PRIORITIES:

Loan Repayment to Union Venture Trading         193,000        193,000              --            --            --
Loan Repayment to Mahmoud Aziz,                 205,000        205,000              --            --            --
president, SinoPharm
Unallocated Reserve and Working Capital          11,400         11,400          29,400        14,400        14,400
                                                 ------         ------          ------        ------        ------
Acquisition of Interest in                    1,350,000        600,000         400,000        70,000             0
                                              ---------        -------         -------        ------             -
manufacturing facility
Total Application of Proceeds                $3,000,000     $2,250,000      $1,500,000      $750,000      $300,000
                                              =========      =========       =========       =======       =======

                                                 ----------------

(1) The offering is made on a "best efforts" basis for a maximum offering of up to 3,000,000 shares of common stock.


                         DETERMINATION OF OFFERING PRICE

         We have determined the offering price of the common stock in this offering. Because no underwriter or placement agent is involved in the offering, investors will not have the benefit of an offering price that was determined by negotiations between such party and us. The price of our common stock does not necessarily bear any relationship to our asset value, net worth, earnings or any other established criteria of value. This prospectus may be used by SinoPharm for 180 days from the effective date of the prospectus.


                              PLAN OF DISTRIBUTION

         We are offering up to 3,000,000 shares of our common stock for $1.00 per share in this offering of our common stock. This is a best-efforts offering and will only be offered for sale by one of our officers and directors; namely, Mahmoud S. Aziz our chairman, president, CEO and director.

         Since this is a best-efforts offering made through one of our officers and directors, we are not required to sell a minimum number of shares or a minimum dollar amount before we are entitled to keep an investor's payment for shares. Funds received from investors will not be deposited in any escrow, trust, or similar account. All funds received from investors will be available for our immediate use.

         Since we are making this offering on a best-efforts basis, we do not plan to use any underwriters or broker-dealers to assist in the sale of the shares offered for sale. Our officer and director, Mahmoud S. Aziz, will commence this offering promptly and will make the offering on a continuous basis for up to 180 days from the date of this prospectus or until earlier completion or termination.

         We have not entered into, nor do we intend to enter into, any agreement, understanding, or arrangement with any underwriter or broker-dealer regarding the sale of common stock in this offering, nor is there an underwriter or coordinating broker acting on our behalf in connection with this offering.

         Mahmoud S. Aziz is not a registered securities broker-dealers. Mr. Aziz is an officer and director of SinoPharm. As an officer and director of SinoPharm, Mr. Aziz will be offering the shares for sale in reliance upon Rule 3a4-1 of the rules promulgated under the Securities Exchange Act of 1934, which rule permits the sale of securities by persons associated with the issuer company.

         Mr. Aziz: (i) is not currently subject to a "statutory disqualification" (as that term is defined in section 3(a)39 of the Act); (ii) will not receive any compensation in connection with his respective participation in the offer, either by way of commissions or other remuneration based, directly or indirectly, on transactions in the securities offered by this prospectus; and, (iii) is not currently either a broker-dealer or an "associated person of a broker-dealer." At the close of the offering, Mr. Aziz intends to continue to perform substantial duties for SinoPharm. Mr. Aziz is not and has not been during the past 12 months either a broker-dealer or an associated person with a broker-dealer. In addition, Mr. Aziz has not participated in an offering of securities more than once every 12 months, except where permitted by laws.

Restricted Shares


         Our officers and directors own 1,025,000 shares of our common stock. The common stock held by our officers and directors are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act, and may be sold only in compliance with Rule 144, pursuant to registration under the Securities Act or pursuant to an exemption from such registration. Generally, under Rule 144, each person holding restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares up to (and including) the greater of 1% of a company's then outstanding common stock or the average weekly trading volume for the four weeks prior to the proposed sale. None of such restricted securities were eligible for sale under Rule 144 as of December 1, 2004.


                                LEGAL PROCEEDINGS

We are not currently party to any legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth the names, positions and ages of the individuals who serve as our directors and/or executive officers following the combination. All directors are elected at each annual meeting and serve for one year and until their successors are elected and qualify. The term of office for all the listed directors expires on August 8, 2005. None of the directors holds office in any reporting company. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board.

Name of Director/Officer   Age      Position(s) With Company
------------------------   ---      ------------------------
Mahmoud S. Aziz             46      chairman, president, CEO, director
Jimmy J. F. Jin             50      chief financial officer, secretary,
                                    vice president, director
Zahir Popat                 50      director
Radka Milanova              49      chief scientific officer, vice president
                                    director
Garland Denty               57      vice president
Jin Yunhua                  75      vice president


MAHMOUD S. AZIZ
Mr. Aziz founded Sino Pharmaceutical Corporation in August, 2001, and has held the positions of chairman, president, CEO, director since inception.

Since January 1986, Mr. Aziz founded and is also the chairman and CEO and principal shareholder of the privately owned, The Fazio Group of Companies, a multinational organization actively involved in diverse manufacturing, international trade, shipping and transportation, pharmaceuticals and nutraceuticals, warehousing and distribution, real estate construction and development, ship-building and financial investments, employing over 4,900 people worldwide and generating revenues in 2002 of over $400 million. There is no relationship between The Fazio Group of Companies and SinoPharm.

Mr.  Aziz  has a  degree  in  biochemistry  and  is  also  a  philanthropist  in socio-economic development projects in the developing world through his Geneva-based, International Microcredit Foundation. Mr. Aziz devotes 90% of his time to SinoPharm.

JIMMY J. F. JIN
Mr. Jin joined Sino Pharmaceutical Corporation in August 2001, as Vice President. Since May, 1997, Mr. Jin is President of Los Angeles and Beijing based American Evans Group Corporation, an established China investment, and holding corporation. Additionally, since June, 1997, Mr. Jin has served as general manager and consultant to Beijing Evans Information and Consulting Co., Ltd., a China - based management, investment and marketing consulting company.

He has a Bachelors degree in economics from Nankai University, China, a Masters degree in Agricultural Economics from Purdue University and a Masters Accounting Program from the University of Indianapolis.

He has previously served, from July 1994 through January 1997, as CEO of Fanlen Software System (Beijing) Co., Ltd., a software design and development company; from May 1995 through January 1997 as CEO of Jinart Elec-Chem (Beijing) Co., Ltd., a manufacturer and distributor of machine tools, electronic components and equipment; and from May 1995 through April 2000 as president of Victor International Corporation, an established China trade corporation.

He also served as economist to the State Administration for Industry and Commerce of China, Beijing, between 1982-1985, and was responsible for formulating national economic policy for approval by the State Council of China. Mr. Jin devotes 90% of his time to SinoPharm.

ZAHIR POPAT
Mr. Popat joined Sino Pharmaceutical Corporation in August 2001. Mr. Popat brings to the company over 22 years of in-depth knowledge and experience of the international pharmaceutical industry and, particularly, of international pharmaceutical and nutraceutical sales, product development and related biotechnologies.

In 1980, Mr. Popat started in the management and ownership of pharmacies and went on to serve on the PHARMASAVE board of directors from January 1997 through January 1998.

Beginning in 1986 through August 2001, as president of La Roche Remedies, Inc., a sales, marketing and export agent for international pharmaceuticals companies in the Middle East region. Mr. Popat set-up marketing and distribution infrastructure for generic pharmaceuticals in the Middle East, successfully introducing into this region over 22 pharmaceutical drugs such as ranitidine, enalapril, fluoxetine. The responsibilities included new product development, arranging for clinical trials, drug registrations, sales and marketing and direct negotiations with health ministries. In 1995, Mr. Popat continued to expand La Roche Remedies, Inc. into several Pacific Rim countries.


Educated in England and Canada, Mr. Popat is a practicing licensed pharmacist. Mr. Popat devotes 90% of his time to SinoPharm.

RADKA MILANOVA, PHD
Dr. Milanova joined SinoPharm in May, 2003 as chief scientific officer and vice president research & development. She brings to the Company over 20 years of experience in research, scale-up and production of pharmaceuticals and nutraceuticals in both academic and industrial environments. She has worked in the areas of antibiotics, anti-cancer drugs, cholesterol lowering agents and on the isolation and purification of plant derived proteins.

As senior vice president, research & development, at Burcon NutraScience from August 2001 through April 2003, she was responsible for identifying and
determining   commercially   viable  bioactive   compounds  and  other  valuable
co-products from the byproducts of Burcon's proprietary processes. She also collaborated with the company's technical development team to accelerate commercial development of their products.

Prior to joining Burcon, Dr. Milanova was vice president, Technology development from November 1997 through July 2001, at Forbes Medi-Tech Inc. in Vancouver. In her capacity at Forbes, she was involved in the development of several patented cholesterol lowering agents, for both the nutraceutical and pharmaceutical industries. In addition, she directed the research & development of fermentation processes and synthetic routes for the production of commercially important steroid drugs. One of the compounds is currently in Phase II clinical trial as a potential novel cholesterol-lowering drug.

Other positions she has held include director of research & development from January 1995 through October 1997 at IGT Pharma Inc. in Vancouver. As director at IGT, Dr. Milanova was involved in directing the development of clinically important anti-cancer agents. The specific areas included commercially important pharmaceutical drugs for treatment of acute leukemia and Hodgkin's Disease and novel agents for potential treatment of small cell lung cancer.

As a Visiting Scientist at the University of British Columbia, Vancouver, Dr. Milanova pursued studies in plant tissue culture methods for the production of medicinal agents, and synthetic experiments for the development of established anti-cancer drugs.

Prior to arriving in Canada, Dr. Milanova was assistant professor in the Institute of Chemical Engineering and a Research Scientist in the Institute of Organic Chemistry in Sofia, Bulgaria. In these academic Institutes, she participated in research and development of several industrial processes for commercial production of important antibiotics, steroids and vitamins. These studies were in cooperation with several large Bulgarian pharmaceutical companies, which in turn developed the technologies to commercial level.

Dr. Milanova gained her second Ph.D. at Simon Fraser University, Burnaby, BC, in the combined fields of organic chemistry and microbiology. Her academic work has been recognized with several awards. While studying for her Ph.D. degree, in addition to receiving several graduate fellowships and a Ph.D. research award, she was awarded the Dean of Graduate Studies Convocation Medal as the top graduate student in the Faculty of Science.

Dr. Milanova has co-authored many publications in international scientific journals and has been a co-inventor in numerous patents. She has also made presentations at a number of international scientific conferences. Dr. Milanova devotes 90% of her time to SinoPharm.

Dr. Milanova currently serves as:

Member of the Board of Directors, POS, Protein Oil Starch, Saskatoon, SK, Canada Member of the Board of Directors, Biovet, Peshtera, Bulgaria Member of the Technical Committee, POS Protein, Oil Starch, Saskatoon, SK, Canada
Member of the Management Committee, Health Products & Functional Food Initiative (HPFFI), BC Science Council, Vancouver, BC, Canada

GARLAND DENTY
Mr. Denty brings to Sino Pharmaceuticals Corporation a wealth of over 35 years of broad and diversified international and Chinese pharmaceuticals experience.

Mr. Denty was recent chairman and CEO of Faulding China Pharmaceutical Co., Ltd., in Foshan, China, a joint venture subsidiary of the Australian pharmaceutical multinational, Faulding Pharmaceuticals Co., Ltd. from January 1996 through January 2001. Mr. Denty retired from Faulding China Pharmaceutical in January 2001, and remained retired until he joined Sino Pharmaceutical Corporation in August 2001, as a vice president. During the course of his five year contract he was responsible for all aspects of the joint venture pharmaceuticals business in China, including sales, marketing, finance and production of a wide range of pharmaceutical products. Prior to joining Faulding Pharmaceuticals, Mr. Denty spent eleven years, from January 1984 through December 1996, as director of worldwide manufacturing operations for Smithkline Beecham Pharmaceuticals. He was responsible for all aspects of pharmaceuticals manufacturing and regulatory compliance of Smithkline Beechams's factories worldwide; for production, quality control and engineering, including auditing and improvement of operations and coordination of technical data transfer. He directed introduction of new drugs, products and technology into overseas operations and trouble-shooted for existing technology and procedures. He also approved plant capital budgets and hired senior technical staff in overseas plant operations.


Mr. Denty evaluated and managed the combining of operations and plant facilities
worldwide,   resulting  from  the  merger  of  SmithKline  Beckman  and  Beecham
Corporations.


He was  responsible  for managing  and  directing  all aspects of  construction, start-up and FDA validation and compliance of Smithkline Beecham's pharmaceuticals factory in Tianjin, China, one of the world's largest pharmaceutical plants.

Prior to working for Smithkline Beecham, Mr. Denty served as vice president, corporate technical operations, director of operations and plant manager for Berlex Laboratories, from March 1980 through December 1984, responsible for a 140,000 sq.ft pharmaceutical plant in the U.S., a chemical plant in the Caribbean, union relations and all technical and support functions for these facilities. He was previously also assistant manager of International Pharmaceutical Production at Wyeth International Ltd. in the U.S. Mr. Dentry devotes 90% of his time to SinoPharm.

JIN YUNHUA
Madam Jin Yunhua joined Sino Pharmaceutical Corporation in August 2001. From January 1983 through December 1987, she was the Chinese Government's Expert Advisor to the United Nations Industrial Development Organization (UNIDO) in the area of preventative medicines.

Holding a PhD in pharmaceutical chemistry from Purdue University in the U.S., Madam Jin is an advisor to the Director General of China's highest pharmaceutical regulatory body - the State Drug Administration of China (SDA) since January 1998. She is also standing director of the Chinese Pharmaceutical Association, director of the Chinese Preventative Medical Association, director of the National Board of Chinese Pharmacopoeia from 1954, honorary vice president of China Pharmaceutical Industry Association, from February 1993 through January 1997 was advisor to the State Coordinating and Leading Committee on New Drug Research and Development of China, chairman of the Evaluation Board for Construction Projects in Biotechnology and advisor in new drug research and development to China's largest pharmaceutical company, North China Pharmaceutical Group. From January 1986 through January 1998, she served as executive vice chairman of the State Committee of Technology of the State Pharmaceutical Administration of China (SPAC).

Madam Jin has was a director from January 1984 through December 1989 of the Sino-Swedish Drug Development Committee established by SPAC and the Swedish Association of Pharmaceutical Industry, for the co-development of new drugs and has a close relationship with several multinational pharmaceutical companies, including Pharmacia, Bayer and Astra. She was the Chinese Government's chief negotiator of China's first and largest ever pharmaceutical joint-venture: the Sino-Swedish Pharmaceutical Corporation.

She has held numerous professorships at China's leading pharmaceutical and medical universities and institutions and has authored and published several pharmaceutical texts and scientific papers.

Since 1991, she has been annually awarded a special subsidy by China's State Council, for contribution in the development of science and technology for the country. Madam Jin devotes 60% of her time to SinoPharm.

PRINCIPAL STOCKHOLDERS(1) AND STOCKHOLDINGS OF MANAGEMENT


                                                                                            PERCENT OF
             NAME AND ADDRESS OF                                                COMMON STOCK BEFORE COMPLETION OF
               BENEFICIAL OWNER                  SHARES BENEFICIALLY OWNED                 OFFERING(1)
               ----------------                  -------------------------                 -----------
 Mahmoud S. Aziz(2)                                       700,000                              35%
 403-1006 Beach Avenue
 Richmond, B.C., Canada, V6X1Z7

 Jimmy J. F. Jin(3)                                       200,000                              10%
 152-11782 River Road
 Richmond, B.C., Canada, V6X1Z7

 Radka Milanova (4)                                       100,000                               5%
 152-11782 River Road
 Richmond, B.C., Canada, V6X1Z7

 Zahir Popat(5)                                           25,000                              1.25%
 152-11782 River Road
 Richmond, B.C., Canada, V6X1Z7

 Garland Denty(6)                                           --                                  --
 152-11782 River Road
 Richmond, B.C., Canada, V6X1Z7

 Jin Yunhua(7)                                              --                                  --
 152-11782 River Road
 Richmond, B.C., Canada, V6X1Z7

 All six Officers and
 Directors as a group(8)                                 1,025,000                            51.25%


(1) Applicable ownership percentages were based on 2,000,000 shares issued and outstanding as of December 1, 2004.

(2)      Mahmoud S. Aziz is the president,  CEO and a director of SinoPharm Inc.
(3) Jimmy J.F. Jin is the secretary, chief financial officer and a director of SinoPharm Inc.
(4) Radka Milanova is a vice president, chief scientific officer and a director of SinoPharm Inc.
(5)      Zahir Popat is a vice  president  and a director of SinoPharm  Inc.
(6)      Garland Denty is a vice president of SinoPharm Inc.
(7)      Jin Yunhua is a vice president of SinoPharm Inc.
(8) Mahmound Aziz, Jimmy Jin, Radka Milanova, Zahir Popat, Garland Denty and Jin Yunhua.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

         We are authorized to issue 110,000,000 shares of stock, $.001 par value per share, of which 2,000,000 shares of common stock are issued and outstanding at the date of this prospectus.

         Holders of our common stock are entitled to one vote for each share owned for all matters to be voted on by the shareholders, including the election of directors. Holders of common stock are entitled to receive such dividends as may be declared from time to time by our board of directors out of funds legally available therefore and, in the event of liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. The holders of common stock have no preemptive or conversion rights. The holders of common stock are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock.


         We are authorized to issue up to 10,000,000 shares of preferred stock, $.001 par value per share, none of which preferred shares have been issued as of December 1, 2004. The authorized preferred stock may, without action by our shareholders, be issued by the board of directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the board may determine. Accordingly, the board has the power to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation, preferences and conversion rights for any series of preferred stock issued in the future. It is not possible to state the actual effect of the authorization of additional preferred stock upon the rights of holders of the common stock until the board determines the specific rights of the holders of any additional series of preferred stock. The board's authority to issue preferred stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes.


DIVIDEND POLICY

         Holders of common stock are entitled to receive such dividends as may be declared by our board of directors. We have not declared or paid cash dividends on our common stock and we do not anticipate that we will pay such dividends in the foreseeable future. Rather, we intend to apply any earnings to the development of our business. Any payment of future dividends on our common stock and the amount of any dividends will be determined by our board of directors and will depend, among other factors, upon our earnings, financial condition and cash requirements, and any other factors our board of directors may deem relevant.



         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         SinoPharm has entered into a renewed lease agreement with 543517 B.C. Limited on November 30, 2004 for its 2,500 square foot office, laboratory and warehouse facilities. The rental charges are $4905 per month and this lease expires in November 30, 2006. The lease may be renewable for two years upon agreement by both SinoPharm and 543517 B.C. Limited of the amount of the monthly lease payment. 543517 B.C. Limited is in the business of real estate, owning and renting two apartment buildings and a warehouse in Vancouver, Canada. Shabnam Aziz is a director and the beneficial owner of 543517 B.C. Limited and is the sister of Mahmoud S. Aziz, the president, CEO and director of SinoPharm. 543517 B.C. has no other affiliation to any of SinoPharm's officers and directors.

         During the year ended December 31, 2002, Sino loaned its office/warehouse manager, Anwar Jamal, $8,053. The balance of the loan receivable at September 30, 2004 is approximately $7,700. SinoPharm anticipates that the loan will be repaid by Mr. Jamal on or before December 31, 2004. Mr. Jamal informed the company by letter that he intends to repay the loan by December 31, 2004. If for any reason the loan is not repaid by December 31, 2004, then interest will accrue at 12% per annum.

         During the years ended December 31, 2001, 2002 and 2003, Mahmound S. Aziz, the president and director of SinoPharm, loaned funds to Sino Pharmaceuticals. The balance of these loans payable at September 30, 2004 is $205,000.

          There are outstanding loans owed in the amount of $193,000 as of September 30, 2004, pursuant to five demand notes to Union Venture Trading S.A. Four of the partners of Union Ventures are shareholders of SinoPharm. If demand we made for repayment of these loans, SinoPharm would not likely be able to pay them. and if SinoPharm were able to pay them, it would cause a significant decrease in its liquidity. Other than as a borrower and lender, there is no affiliation between SinoPharm and Union Venture Trading.


         There are no other related transactions.

         BUSINESS

         We were organized under the laws of the state of Nevada on March 31, 2003. We entered into a acquisition agreement with Sino Pharmaceuticals
Corporation of British Columbia, Canada to acquire Sino Pharmaceuticals Corporation and its assets and liabilities. The shareholders of Sino Pharmaceuticals Corporation approved the acquisition and we completed the acquisition on March 31, 2003. As a result of the acquisition, we issued 2,000,0000 shares of our common stock to the shareholder of Sino Pharmaceuticals Corporation.

         Sino Pharmaceuticals Corporation was originally incorporated under the laws of British Columbia, Canada on August 3, 2001. After the acquisition of Sino Pharmaceuticals Corporation by SinoPharm Inc., we now are a pharmaceuticals company specializing in the development and production of current generation generic pharmaceuticals, which are generic versions of brand name drugs whose patents have expired within the last two years or shall expire within the next two years, as well as the research, development and commercialization of novel, patentable pharmaceuticals, covering the cardiovascular, oncology and diabetes therapeutic areas.

INDUSTRY OVERVIEW
         The life cycle of a pharmaceutical drug begins at the research and development ("R&D") stage where the drug is discovered and developed, makes its way through the regulatory approval process and is ultimately commercialized. After the drugs sales growth levels off, a second manufacturing group comes into play. This group, patented drug manufacturers, either obtain a license to produce the drug or acquires exclusive rights from the R&D firm to produce the drug. The R&D based company then, in turn, ploughs the proceeds of the sale back into its core competency, research and development. Once the patent on the drug expires, production is open to any company that obtains regulatory approval. At this point, the generic manufacturers permeate the market. This causes profit margins to gradually recede. The fourth group of pharmaceutical manufacturers, contract manufacturers, serves all the previously named groups by manufacturing drugs under contract.

         Within the context of this drug life cycle, SinoPharm, is currently positioned as both a generic and patented pharmaceuticals manufacturer, with a concomitant R&D base.

Generic Pharmaceuticals
          When a medicine is first developed, the company discovering it is afforded a period of patent protection in that only the innovator can manufacture and market the medicine. When the patent expires, other companies can seek permission from the Food and Drug Administration ("FDA") to market an equivalent product under its chemical, or generic name, by filing an Abbreviated New Drug Application (ANDA). In filing its ANDA, the generic manufacturer must prove that the generic version of the product:

o        Contains the same active ingredient;
o        Is identical in strength,  dosage form and route of  administration;
o        Has the same indications,  dosing and labeling;
o        Is  bioequivalent;
o Meets the same batch-to-batch requirements for strength, purity and quality; and

o Is manufactured under the same strict Good Manufacturing Practice (GMP) regulations as the branded pharmaceutical.

Cost
         According to the Washington, D.C. based, Generic Pharmaceutical Association, generic pharmaceuticals can cost between 30% and 60% less than the equivalent, branded product, yet the consumer is getting the same product, manufactured to the same high standards, as the brand-name product. The reason for this is that companies that discover and develop new drugs claim that the cost of research and development, on average, exceeds US$ 400 million per drug. Additionally, this process can take as long as 12 years to complete. As a result, when the innovator sets its price for the brand-name pharmaceutical, it seeks to recover development costs, as well as the money spent on marketing the product, while still returning a profit. For the generic manufacturer, the costs of developing the generic product and getting approval to make and sell it are considerably lower. In addition, generic pharmaceutical companies spend significantly less to market their products. In this way, they can offer the same product at a greatly reduced price. Also, generics result in competition that can help lower prices.

Patented Pharmaceuticals
         Patented pharmaceuticals are usually new compounds or molecules (new chemical entities) that are discovered at the R&D stage by innovator pharmaceuticals or biotechnology companies, or universities and research institutes. Using a number of R&D techniques, these companies and institutes will screen new chemical entities, which they have discovered and synthesized, for potential use in treating a specific disease. Once a promising chemical compound or molecule is discovered, the company applies for a patent and, thereafter, enters the development phase, and begins the regulatory approval process leading to potential commercialization.

         This process is can last from six to eight years, contributing to a new drug's average development cost of US$ 500-850 million, according to the Pharmaceutical Research and Manufacturers of America (PhRMA). When a drug reaches the end of the regulatory approval process, patent protection ensures that pioneer companies can recoup their massive investments in new drugs and, additionally, obtain a defined period of exclusive market protection.

The Drug Approvals Process
         All pharmaceutical products must go through a regulatory (FDA or foreign equivalent) drug approval and registration process. There are essentially four phases in the development process as defined by the FDA. The first phase - preclinical research - involves laboratory and animal testing of the compound, which is primarily aimed at establishing safety and efficacy. If successful, the innovator can then file an Investigational New Drug Application
(INDA) with the FDA seeking approval to move the compound into a further three-phase process of human testing.

         At the successful completion of lengthy human clinical trials, the innovator files a New Drug Application (NDA) submission with the FDA seeking to bring the new compound to market. The process required to establish safety and efficacy can take many years to complete, and can cost hundreds of millions. In order to recapture this investment, the innovator is typically granted a period of market exclusivity through patent protection.

         The generic pharmaceutical company, seeking to market an equivalent to an innovator's product (once the market exclusivity on the innovator's product has expired), uses a significantly less costly and faster process, the Abbreviated New Drug Application (ANDA) process. It is essential to understand that the generic manufacturer relies on the safety and efficacy data supplied by the innovator, and only has to prove to the FDA that its product is equivalent to the branded product, by conducting bio-equivalence and bio-availability studies. Once these studies are completed the generic manufacturer incorporates this data, together with information on the product specifications, list of ingredients, manufacturing process, dissolution parameters, quality assurance and quality control of the drug, into a Drug Master File (DMF) which it then submits to the FDA as an essential part of its ANDA application.

         When processing an ANDA, the FDA waives the requirement for conducting complete clinical studies as safety and efficacy have already been established by the innovator company. However, it usually requires the generic manufacturer to conduct bioavailability and/or bioequivalence studies of its version of the branded drug.

         Bioavailability studies assess the rate and extent of absorption and levels of concentration of a drug in the bloodstream needed to produce a therapeutic effect. Bioequivalence studies compare the bioavailability of one drug product with another, in this case the innovator's product. When bioequivalence is established, it indicates that the rate of absorption and the levels of concentration of a generic product are substantially equivalent to that of the branded product.

         The ANDA process eliminates the lengthy and costly clinical research phase of development. As a result, generic pharmaceutical product development takes approximately two years. Once the FDA approves the ANDA, the generic pharmaceutical company is allowed to commence legal sale and distribution of the generic pharmaceutical in the U.S. market.

         The FDA also requires that a company's manufacturing methods conform to current Good Manufacturing Practices ("cGMPs"), as defined in the United States Code of Federal Regulations. The company must follow the cGMPs in all phases of the manufacturing process, and must continuously monitor compliance and measure quality control. If the FDA believes a company is not in compliance with cGMP, it can impose sanctions, which include initiating an action than can result in the recall of products already sold into the marketplace, withholding new product approvals, disqualifying a company from supplying products to federal agencies or preventing a company from exporting products.

         Good Manufacturing Practices are standard manufacturing guidelines initially established by the World Health Organization (WHO) for pharmaceutical, radiopharmaceutical, biological and veterinary drugs. These guidelines are further refined by, and incorporated in Food & Drug regulations established by each country. These guidelines are designed to facilitate compliance by the regulated industry and enhance consistency in the application of the regulatory requirements. GMP is concerned with both production and quality control to insure that drugs are consistently produced and controlled to the quality standards appropriate to their intended use as required by the respective regulatory body.

In general, the basic requirements are:

1. That the manufacturing processes are clearly defined and controlled, and that all critical processes are validated to ensure consistency and compliance with specifications.

2. That any changes to the defined manufacturing processes be evaluated. Changes that have an impact on the quality of the drug must be validated as necessary.

3. That there be: adequate premises and space; suitable equipment; suitable storage and transportation; qualified and trained personnel; correct materials, containers and labels; and approved procedures and instruction manuals.

ANDA Filing Requirements
         At the time of filing an ANDA, the applicant seeking approval of a particular drug covered by an NDA must make one of four certifications about the legal status of patents listed by the NDA holder. They are:

o        That the required patent information has not already been filed;
o        That the patent has expired;
o        That the patent has not expired,  but will expire on a particular date;
         and
o That the patent is unenforceable, invalid or will not be infringed by the drug for which the applicant seeks approval.

Duplicate and Multiple ANDAs
         In instances where more than one ANDA has been filed on a particular drug, the first filed ANDA may be entitled to 180 days of marketing exclusivity following approval against later filed ANDAs. It is usually the case that the first generic company to market will acquire a larger market share. Therefore, an important marketing benefit is provided to the first ANDA applicant who is entitled to 180-day marketing exclusivity.

         The Drug Price and Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, provides this exclusivity provision as an incentive for generic companies to invest in the lengthy and expensive process of challenging suspect patents that protect innovator drug products. This benefit is passed onto the consumer by having access to high-quality and cost-effective drugs.

DMF Filing Requirements for Active Pharmaceutical Ingredient (API)
         A manufacturer or seller of a generic active pharmaceutical ingredient may prepare and file a Drug Master File (DMF) with the FDA in order to sell that API to US producers of the finished product for end use in the US. The DMF must provide information on the product specifications, list of ingredients, manufacturing process, dissolution parameters, quality assurance and quality control of the drug. The DMF is concerned with data and specifications for the manufacturing and quality control processes. The FDA then reviews the submitted DMF, together with the manufacturing facility, and approves the API for sale and distribution to U.S. producers of finished pharmaceuticals. The approval by the FDA of such a DMF does not allow the manufacturer to sell the finished pharmaceutical product, but only to sell the active pharmaceutical ingredient to producers of the finished product.

Manufacturing
         SinoPharm does not own any pharmaceutical manufacturing facilities but plans to contract out its drug manufacturing to a certified GMP contract drug manufacturer in China.

PLAN OF OPERATION - Strategy
         The Centers for Medicare and Medicaid Services estimates that prescription drug spending in the U.S. alone was US$ 192 billion in 2002, 12% more than in 2001, and is forecast to reach US$ 366 billion in 2010. The aging population, rising pharmaceutical costs and increased drug utilization are key elements contributing to the growth of the pharmaceutical industry as a whole.

            Worldwide generic drug sales are projected US$ 57 billion by 2007 according to industry analysts, Datamonitor. The factors driving the international generic drug industry include patent expirations of many of the best-selling drugs within the next decade, the increasing presence of managed care and other cost-containment efforts, and growing expenditures on drug prescriptions. According to Datamonitor, the global generic drugs market is forecast to significantly outperform the patented, branded drugs sector in terms of sales growth between 2003 and 2007. Meanwhile, within the next four years, a total of 42 of 52 blockbuster drugs, with combined global sales of almost US$ 82 billion in 2001, will lose their protected patent status and will ultimately be replaced with generic versions. Market penetration by generic drugs has become increasingly rapid, due to market dynamics resulting from both favorable regulatory and legislative environments and increased demand. Generic drugs now account for approximately 47% of all pharmaceutical prescriptions, up from 13% in 1980 and 19% in 1994 (according to Janssen Pharmaceuticals).

         In anticipation of this large, emerging opportunity, Sino Pharmaceuticals Corporation's principal objective is to build upon its current generic pharmaceuticals portfolio and establish itself as a leading, highly competitive, international, generic pharmaceuticals manufacturer that can attain a significant share of the U.S., Canadian and European generic pharmaceuticals markets. The focus of the company's generic pharmaceuticals strategy shall be on manufacturing newly off-patented drugs having large, established markets with defined annual sales of over US$ 800 million.

         The company's concomitant objective is to develop novel proprietary, patented pharmaceutical technologies, for potential early-stage out-licensing to large pharmaceutical manufacturers, for further development, commercialization and marketing, as well as in-licensing novel, patented pharmaceutical technologies with preliminary, proven therapeutic indications for further pre-clinical development and subsequent early-stage out-licensing.

         To attain these objectives and strategically position itself and facilitate its entry as both a leading and competitive manufacturer and supplier of recently off-patent generic drugs to North America and Europe and an established developer of novel patented pharmaceutical technologies, for early-stage licensing to large pharmaceutical companies, SinoPharm has, since June 2001, recruited and employed pharmaceutical and chemical research scientists from China and established a cooperative scientific R&D collaboration with the Institute of Materia Medica of the Chinese Academy of Medical Sciences, to strengthen its drug development capability.

PRODUCTS

GENERIC PHARMACEUTICALS                            NOVEL THERAPEUTIC PRODUCTS
Medaxol (Paclitaxel)                                TDA 8388
Docetaxel (Taxotere)                                SP-100
Sinogen (rh-EPO)
Pravastatin Sodium


GENERIC PHARMACEUTICALS
1. Medaxol
         SinoPharm has recently developed and commenced manufacturing and sales of Medaxol, its proprietary, generic version of Bristol-Myers Squibb's leading anti-cancer drug, Taxol (Paclitaxel), which, according to Bristol-Myers Squibb, generated sales of over US$ 1.6 billion in 2000.

         Paclitaxel is an anti-cancer compound originally obtained from the bark of the Pacific Yew tree, TAXUS BREVIFOLIA, which is now an endangered species due to excessive harvesting. It is a major chemotherapeutic agent that is currently prescribed worldwide to treat the most aggressive forms of ovarian, lung and breast cancer, as well as AIDS related Kaposi's sarcoma.

         SinoPharm has developed its proprietary technology of extracting paclitaxel from the Chinese Yew tree, TAXUS CHINENSIS, in such a manner that yields large amounts of biomass, without harming the plant itself. This technology provides SinoPharm with a plentiful and renewable source of primary material to ensure its ability to supply the growing needs of the world market. Medaxol was developed by Mr. Aziz at a laboratory in Xian, China, where it is currently produced on an as required basis.


         SinoPharm intends to secure the services of a pharmaceutical manufacturer at a U.S. FDA compliant facility in China for its Medaxol active pharmaceutical ingredient (API) within the next six months. Also, within the next six months, SinoPharm intends to file a DMFs (Drug Master File) with the U.S. FDA. for its active pharmaceutical ingredient (API), Medaxol. A DMF for an active pharmaceutical ingredient is a complete and comprehensive record of the specifications, manufacturing process, dissolution parameters, quality assurance and quality control of an active pharmaceutical ingredient being manufactured, including the pharmaceutical raw materials used. The DMF is concerned with data and specifications for the manufacturing and quality control processes. The U.S. FDA then reviews the submitted DMF, together with the manufacturing facility, and approves it for sale and distribution to U.S. manufacturers of finished pharmaceuticals. The approval by the FDA of such a DMF does not allow the manufacturer to sell the finished pharmaceutical product, but only to sell the active pharmaceutical ingredient to producers of the finished product. We hope to obtain approval of the first API DMF for Medaxol by September 2005 at the earliest, and immediately thereafter commence sales of our active pharmaceutical ingredient in the United States.


         SinoPharm currently generates all of its revenues from the sale of its Medaxol active pharmaceutical to other companies for further sale to end users in the non-regulated South American, Latin American and African markets. Medaxol is manufactured by Chengzhi Life Science Company Ltd. at its laboratory in Xian, China.

         SinoPharm estimates that in will spend a total of approximately $100,000 from the proceeds of this offering to complete the preparation and filing of the API DMF with the U.S. FDA and to commence manufacturing of the API at a U.S. FDA approved plant in China. SinoPharm intends to sell the API directly to manufacturers of finished paclitaxel products and to manufacturers of paclitaxel-coated cardiovascular stents in the U.S.

2. Docetaxel
         This is SinoPharm's proprietary, generic version of Aventis' cancer drug, Taxotere which generated sales of US$ 1 billion in 2001 and is an antineoplastic agent, which is a model of treatment used to kill cancer cells and tumors by chemotherapy, belonging to the taxoid family. Taxotere is a semi-synthetic chemotherapeutic (a chemical that kills cancer cells and that is chemically synthesized from a naturally derived starting material) drug used in the treatment of advanced metastatic cancer, which is any cancer that has spread beyond its local origin to other parts of body, and advanced non-small-cell lung cancer (NSCLC). It is the first chemotherapeutic agent to be approved by the U.S. FDA for the second-line treatment of advanced NSCLC.


         Docetaxel was developed by our president, Mr. Aziz. SinoPharm intends to secure the services of a pharmaceutical manufacturer at a U.S. FDA compliant facility in China for its Docetaxel active pharmaceutical within the next six months. Also, within the next six months, SinoPharm intends to file an API DMF with the U.S. FDA for Docetaxel. We hope to obtain approval of the DMF by December 2005 at the earliest, and immediately thereafter commence sales of our active pharmaceutical ingredient in the United States.


3. Sinogen

         Sinogen is SinoPharm's proprietary, generic version of Amgen's and Johnson & Johnson's best selling drugs, Epogen (Epoetin Alfa) and Procrit. Both Epogen and Procrit were in the list of top ten selling drugs in the U.S in 2001, achieving combined sales of US$ 5.9 billion. Amgen's patent for Epogen expired in December 2003.


         Amgen's drug Epogen (EPO) is a genetically engineered biotechnology drug - a recombinant DNA version of a human protein that stimulates the production of red blood cells - and is widely used in the treatment of anemia associated with chronic renal failure in dialysis patients. SinoPharm has exclusively licensed a generic version of this drug from NCPC Gene Tech Biotechnology Development Co., Ltd.


         Sinogen-API: SinoPharm intends to utilize approximately $50,000 from the proceeds of this offering to prepare an API DMF for its Sinogen active pharmaceutical ingredient for filing of the DMF with the U.S. FDA by September 2005 and, thereafter, commence U.S. FDA inspections of our supplier's (NCPC Gene Tech Biotechnology Development Co., Ltd.) manufacturing facility in China. We hope to obtain approval of the API DMF for Sinogen by the end of 2005 at the earliest, and immediately thereafter commence sales of Sinogen as a Erythropoetin API (active pharmaceutical ingredient) to pharmaceutical manufacturers and formulators in the United States and Canada.

         Sinogen generic: In anticipation of the U.S. FDA's development of its generic biologics drug protocol and approval process, which is currently not established, SinoPharm also plans to commence bioavailability and bioequivalence studies on its formulated Sinogen, with the aim of preparing a generic drug DMF for further inclusion in its ANDA (Abbreviated New Drug Application) filing with the FDA, thereby allowing the sale of this finished generic version . SinoPharm believes that it will cost approximately $350,000 for it to prepare, complete and file the Sinogen ANDA with the FDA. SinoPharm anticipates filing an ANDA on its formulated Sinogen as soon as the FDA finalizes its regulations for approval of generic biopharmaceuticals (such as Sinogen), which is anticipated by early 2006.


4. Pravastatin Sodium
         This is SinoPharm's proprietary, generic version of Bristol-Myer Squibb's cholesterol lowering drug, Pravachol, which attained sales of US$ 1.37 billion in the U.S. alone in 2001.

         It is a leading statin drug prescribed for people with high cholesterol or heart disease. Clinical studies have shown that it not only reduces high cholesterol, but it is the only statin proven to reduce the risk of first and second heart attacks. Pravastatin sodium lowers cholesterol by blocking the enzyme that makes cholesterol in the body. SinoPharm developed this drug at a laboratory in China.


         SinoPharm intends to utilize approximately $50,000 from the proceeds of this offering to prepare and file an API DMF for its pravastatin active pharmaceutical ingredient and plans to file this DMF with the U.S. FDA by August 2005. Upon the FDA's approval, SinoPharm shall be able to sell and distribute its Pravastatin active pharmaceutical ingredient in the U.S. market. SinoPharm is planning on conducting bioequivalence studies on its finished generic Pravastin sodium at an estimated cost of $100,000, with the intent of preparing and completing, at a cost of approximately $250,000 its generic DMF and filing an ANDA in December 2005. SinoPharm anticipates approval of its filing by November 2007 after which, upon approval by the FDA, it would be able to sell its generic version in the U.S. market.

..

NOVEL THERAPEUTIC PRODUCTS
1. TDA8388
         TDA8388 is SinoPharm's proprietary, novel topical antiviral pharmaceutical, indicated for the treatment of Herpes Simplex viruses type I and II (HSV-I and HSV-II) infections, such as herpes skin, herpes labialis and genital herpes, has recently successfully completed Phase IV clinical trials in China. TDA8388 is anticipated to be positioned as a competitor to GlaxoSmithKline's top selling, Valtrex and Zovirax, antivirals which had global sales of US$ 986 million in 2000.

         TDA8388 strongly inhibits the replication of viral DNA synthesis by preventing or inhibiting the enzyme (DNA polymerase) required to initiate DNA synthesis in the virus, which therefore prevents the virus from replicating and reproducing (DNA synthesis), with few side effects on the synthesis of normal cells.

         Phase I to Phase IV clinical trials carried out at fifteen large hospitals in China, including Peking Union Hospital, has demonstrated that TDA8388 is a safe and highly effective antiviral drug for viral skin diseases. Review and validation of these clinical trials and studies, at an estimated cost of $18,000 is now being conducted in North America by, Dr. Stuart Maddin, for potential early stage licensing to a major pharmaceuticals company. SinoPharm anticipates conducting additional viral screening and bacteriological assays on TDA8388 at an estimated cost of $38,000.


         Viral screening of this topical antiviral pharmaceutical and its effective comparison against the industry standard, acyclovir, is currently being carried out and the results of these trials was completed on December 18 and the results confirm that TDA8388 has strong anti-viral activity and is effective against HSV-1, HSV-2 and Herpes Zoster viruses., and is more potent against the Herpes Zoster virus that the current leading drug, acyclovir (Zovirax). The company now plans to file North American patents, in 2005, on its TDA8388 and thereafter to commence out-licensing negotiations with several large pharmaceutical companies.


         TDA8388 was exclusively licensed by SinoPharm, from China's Institute of Materia Medica (IMM), for worldwide manufacturing and sales, excluding China. We currently obtain TDA8388 from IMM.

2. SP-100
         Cholesterol is an important building block required by the body as a component of the outer layer of our cells. Sometimes, however, our bodies may produce more cholesterol than it needs. High blood cholesterol levels are a major contributing factor to the growing incidence of cardiovascular disease and cholesterol management is one of the biggest issues in nutrition today, creating a large untapped market for new product introductions.

         SinoPharm  is  developing  its   proprietary   SP-100  as  a  potential
first-line therapy for the treatment of cardiovascular disease, by lowering blood serum cholesterol levels.


         On July 20, 2004, SinoPharm filed U.S. Patents applications for the chemical structure, process and use of our cardiovascular molecule. Thereafter, we intend to proceed with laboratory scale synthesis of this new molecule and, then conduct pre-clinical trials and toxicology studies on animal models, by March 20054. Based on the results of the pre-clinical trials, SinoPharm plans to then license this technology to a large pharmaceuticals company, for further development and commercialization.


MARKETS
         The primary market for all of SinoPharm's proposed products is the United States. SinoPharm intends to sell its products through established U.S. distributors of generic pharmaceuticals and also directly to pharmaceuticals manufacturers. SinoPharm has conducted marketing studies for all its products and has concluded that significant markets exist for all its products in the U.S.

COLLABORATIVE AGREEMENTS
          We rely to a significant extent on the Institute of Materia Medica ("IMM") to support the development of new products, and NCPC GENETECH, both of which organizations are located in China. The Joint Cooperation Agreement with IMM is an agreement to develop, license and market IMM's existing drugs in the North American and European markets and, further, to jointly research, develop and commercialize new drugs for these markets. The agreement also provides

SinoPharm with full access to IMM's contract manufacturing and outsourcing facilities at its Beijing Union Pharmaceuticals Factory. Any and all specific work or projects conducted under this Joint Cooperation Agreement shall be done on a pre-arranged, mutually agreed fee or cost basis between SinoPharm and IMM. This agreement expires on November 21, 2007. SinoPharm has received Medaxol from the Institute of Material Medica. While we are not obligated to expend any funds pursuant to our agreement, we estimate that it will cost us approximately $100,000 to further develop and manufacture medaxol.

         The Exclusive Licensing Agreement between SinoPharm, IMM and Beijing Union Pharmaceutical Factory, is an exclusive licensing agreement, granting SinoPharm worldwide manufacturing and marketing rights to IMM's TDA8388 active pharmaceutical ingredient (API), cream and ointment, in bulk and in finished formulation form. Under this agreement, IMM guarantees to supply the API and/or the formulated cream or ointment to SinoPharm at a competitively, and mutually agreed price. SinoPharm is responsible for all financial costs of reviewing and validating IMM's scientific and clinical data, and conducting its own independent viral screening and other necessary pre-clinical work required for early-stage licensing to a large pharmaceutical company. We estimate that it will cost $38,000 to complete the review and validation studies on TDA8388. SinoPharm has exclusive manufacturing, sales, marketing and distribution rights for all countries worldwide, outside China. SinoPharm also has full rights to sub-license and transfer all its rights contained in this agreement to a third party collaborator. The term of this Agreement expires on January 3, 2013.

          The Exclusive Licensing Agreement with NCPC Gene Tech Biotechnology Co. Ltd. grants SinoPharm exclusive importation, sales, marketing and distribution rights, in Canada, USA and Mexico, to Gene Tech's r-EPO active pharmaceutical ingredient (sinogen). Under this Agreement, Gene Tech shall supply the Company with its r-EPO API at a reasonable market price to be mutually agreed between both parties. SinoPharm is able to sell this drug under its own brand or trademarks or under Gene Tech's, at its sole option. SinoPharm is also responsible for all the necessary work required for regulatory approval of the r-EPO in Canada, USA and Mexico and for all the financial costs involved in this work, which we estimate will be $400,000. This agreement expires on December 4, 2007.

         In the event that the Institute of Materia Medica or NCPC GENETECH do not provide their drugs to us, we would have to develop new drugs ourselves.

CUSTOMERS
         Currently,  our  revenues  come  primarily  from the sale of our active pharmaceutical ingredient, Medaxol, to four manufactures of finished formulations for sale into the non-regulated South American, Latin American and African markets. Our biggest customers that purchase our active pharmaceutical ingredients, King Ventures Ltd. and Living Synergy Inc., account for approximately 90% of our revenue. We do not have any contracts with our customers. If we were to lose one or both of these major customers we would lose a significant source of our revenue.

         During the year ended December 31, 2002, two customers accounted for 91.6% of our revenues. We had revenues of $290,354 from Soma Health. This was 57.3% of total revenues for 2002. We had revenues of $173,334 from Living Synergy. This was 34.3% of total revenues for 2002. The total revenue for 2002 was $507,031.

         During the year ended December 31, 2003, one customer accounted for 89.8% of our revenues. We had revenues of $414,184 from Living Synergy. The total revenue for 2003 was $461,324. During the nine months period ended September 30, 2004, one customer accounted for all of our revenues. We had revenues of $162,897 from King Ventures Ltd.


SUPPLIERS
         We currently have four suppliers for our bulk active ingredients. We have no contracts with our suppliers. For our supplies, we generally seek quotes and shop around for best prices.


Our principal suppliers are: Kaneka Corporation, Living Synergy Inc., and Chengzhi Life Science Company Ltd. The only supplier that we have for our medaxol active pharmaceutical ingredient is Chengzhi Life Science Company in China. They are the only FDA approved manufacturing facility in China for medaxol. Any significant problem that Chengzhi Life Science experiences could result in a delay or interruption in the supply of medaxol to us until they cure the problem or until we locate an alternative source of supply. Any delay or interruption would likely lead to a delay or interruption in our manufacturing operations, which could negatively affect our ability to deliver our products to purchasers and be unable to realize income. During the third quarter sales were down due to supply problems at the Chengzhi Life Science Company's factory as a result of the production batches failing to meet our required minimum purity standards due to a malfunctioning purifier/re-cystalizer unit in the production plant. A new purifier/re-crytalizer has now been installed in the factory, and new standard operating procedures have been put in place to monitor any future malfunctioning of the purifier/re-crstalizer unit. The production quality is back to normal and the company has re-commenced shipments to SinoPharm. SinoPharm believes that the availability of the active ingredients appear to be stable and assured from these suppliers for the next few years, although no long term supply contracts have been entered into by SinoPharm.


COMPETITION
         Our business is characterized by intensive research efforts. We compete with pharmaceutical companies, many of whom are developing or can be expected to develop products similar to ours. Our competitors include many companies, research institutes and universities that are working in a number of pharmaceutical or biotechnology disciplines to develop therapeutic products similar to those we are currently investigating. Most of these competitors have substantially greater financial, technical, manufacturing, marketing, distribution and/or other resources than us. In addition, many of our competitors have experience in performing human clinical trials of new or improved therapeutic products and obtaining approvals from the FDA and other regulatory agencies. We have no experience in conducting and managing later-stage clinical testing or in preparing applications necessary to obtain regulatory approvals. Accordingly, it is possible that our competitors may succeed in developing products that are safer or more effective than those that we are developing and may obtain FDA approvals for their products faster than we can. We expect that competition in this field will continue to intensify.

         SinoPharm's primary competitors are the other generic pharmaceutical manufacturers who sell their products into the North American market such as, Dr. Reddy's Laboratories, Ranbaxy Laboratories, Mylan Laboratories, Ivax Corporation, TEVA Pharmaceuticals, Barr Laboratories, Watson Pharmaceuticals, Geneva Pharmaceuticals and Andrx Corporation. Many of our competitors are more established than we are, have significantly greater financial, technical, marketing and other resources than we. Some of our competitors have greater name recognition and a larger customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies.

         SinoPharm's competitive strategy is to supply pharmaceuticals, particularly generic active pharmaceutical ingredients and finished generic pharmaceuticals, that are developed and manufactured in China, of equal quality (purity) at significantly lower prices than the existing generic products being supplied in the U.S. market, by North American, European and Israeli manufacturers. SinoPharm believes that U.S. generic pharmaceuticals distributors are seeking to purchase the most competitive, equivalent quality, generic products and are, therefore, increasingly resorting to purchasing from recognized developing countries, such as India and China, at the expense of U.S. manufacturers. We intend to create greater brand awareness for our brand name so that we can successfully compete with these competitors. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

INTELLECTUAL PROPERTY
         We currently do not hold any patents. SinoPharm owns proprietary production and formulation technology associated with its Medaxol, Docetaxel and TDA8388 products. SinoPharm believes that it has proprietary production and formulation technology associated with its medaxol and docetaxel products such that they can be manufactured in China resulting in the extraction of the key ingredient for medaxol and docetaxel from the Chinese Yew tree, TAXUS CHINENSIS, in such a manner that yields large amounts of biomass, without harming the plant itself. SinoPharm believes that patenting of this proprietary production and formulation technology would likely result in the copying of the know-how by other manufacturers who currently produce, and who potentially would aim to produce, paclitaxel and docetaxel. SinoPharm believes that it has proprietary production and formulation technology associated with the chemical formulation and production of TDA8388. SinoPharm is studying the potential to patent this formulation. We cannot assure you that our competitors will not independently learn or develop similar or superior technology. We do not own any other intellectual property. We filed U.S. patent applications covering structure, process and use of our first novel cardiovascular drug, SP-100, on July 20, 2004. We cannot assure you that our patent applications will be granted.

EMPLOYEES
         We have 2 full-time employees. Our employees are not represented by a union. We considers our relations with our employees to be satisfactory.

REGULATION
         SinoPharm must obtain regulatory approval of its products in the United States from the Food & Drug Administration ("FDA"), in Canada from the Health Protection Branch (HPB) of Health Canada, and in China from the State Food and Drug Administration of China (SFDA). The FDA, HPB and SFDA have substantial requirements for therapeutic products. Such requirements often involve lengthy and detailed laboratory, clinical and post-clinical testing procedures. It often takes companies many years to satisfy these requirements, depending on the complexity and novelty of the product. The review process is also extensive which may delay the approval process even more. As yet, we have not obtained any approvals to market our products. Further, we cannot assure you that the FDA or other regulatory agency will grant us approval for any of our products on a timely basis, if at all. Even if regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems may result in restrictions on marketing or withdrawal of the product from the market.

         Although we believe we have systems and procedures in place to ensure compliance with these requirements and believe that we currently are in compliance in all material respects with applicable federal, state and local laws, rules, regulations, there can be no assurance of full compliance with current laws, regulations and rules, that more restrictive laws, regulations and rules will not be adopted in the future, or that existing laws, regulations and rules. The occurrence of any such event could make compliance substantially more difficult or expensive, expose us to claims and administrative enforcement actions, or otherwise materially and adversely affect our business, financial condition and prospects.

INDEMNIFICATION
         Under the Nevada Business Associations Act Title 7, Chapter 78, the articles of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty. If this type of limiting provision is included in articles of incorporation, such a provision cannot eliminate or limit the liability of a director or officer for (a) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of an unlawful distribution to stockholders.

         SinoPharm's Articles of Incorporation contain the provision that no director or officer of SinoPharm shall be personally liable to SinoPharm or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. SinoPharm's By-Laws provide that SinoPharm shall indemnify any and all of its directors and officers, and its former directors and officers, or any person who may have served at SinoPharm's request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of SinoPharm, or of such other corporation, except, in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Law, agreement, vote of shareholders or otherwise.

         MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

         SinoPharm  Inc.  may  make  certain   statements  in  this  prospectus,
including,  without  limitation  statements  that contain the words  "believes,"

"anticipates," "estimates," "expects," and words of similar import, constitute "forward-looking statements." Forward-looking statements may relate to our future growth and profitability; the anticipated trends in our industry; our competitive strengths and business strategies. Further, forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions relating to our operations, financial condition and results of operations. For a discussion of factors that may affect the outcome projected in such statements, see "Risk Factors." If any of these risks or uncertainties materialize, or if any of the underlying assumptions prove incorrect, actual results could differ materially from results expressed or implied in any of our forward-looking statements. We do not undertake any obligation to revise these forward-looking statements to reflect events or circumstances arising after the date of this prospectus.

         SinoPharm believes that the generic pharmaceutical industry presents a very large emerging opportunity. Worldwide generic drug sales are projected US$ 57 billion by 2007 according to industry analysts, Datamonitor. The factors driving the international generic drug industry include patent expirations of many of the best-selling drugs within the next decade, the increasing presence of managed care and other cost-containment efforts, and growing expenditures on drug prescriptions. Generic drugs now account for approximately 47% of all pharmaceutical prescriptions, up from 13% in 1980 and 19% in 1994 (according to Janssen Pharmaceuticals).

         SinoPharm's principal objective is to enter the generic pharmaceutical market and establish itself as a leading, highly competitive, international, generic pharmaceuticals manufacturer that can attain a significant share of the North American generic pharmaceuticals markets. To attain its objectives SinoPharm has recruited and employed pharmaceutical and chemical research scientists from China and established cooperative scientific R&D collaborations pharmaceutical research institutes and organizations in China, to strengthen its drug development capability.

         We specialize in the research, development and production of generic pharmaceuticals, which are bio-equivalent copies of brand name drugs whose patents have recently expired or will soon be expiring. We also plan to engage in the research, development and commercialization of novel, patentable pharmaceuticals. All of our generic products have all been originally developed in China, and have been licensed to us for development in North America, while our novel cardiovascular drug, SP-100 was developed in-house. Currently, our pharmaceuticals are directed to the cardiovascular, oncology and diabetes therapeutic areas.

         We rely to a large extent on our collaborative agreements with two organizations in China, the Institute of Materia Medica and NCPC GeneTech, to support the development of new products. Under the collaboration agreement, the Institute of Materia Medica agreed to provide and license its existing drugs for product development in North America. Under the Exclusive Licensing Agreement with NCPC GeneTech, we are exclusively licensed its sinogen active pharmaceutical ingredient.

         We do not yet have any regulatory approval to sell any of our products for end use in North America. In order to receive regulatory approval in North America, we will need to complete the preparation and filing of DMFs (Drug Master Files) to sell to U.S. manufactures our bulk active pharmaceutical ingredients, complete bioequivalence and bioavailability studies, complete preclinical and clinical studies, for further submission of an ANDA (Abbreviated New Drug Application), thereby allowing the sale of a finished product generic version.

         We currently derive our revenues income primarily from the proceeds of the sale of our Paclitaxel active pharmaceutical ingredient, Medaxol, to manufacturers of finished dosage Paclitaxel for resale into unregulated countries such as in Latin and South America, and Africa. Our principal customers for our medaxol are Living Synergy Inc. and King Ventures Ltd. We do not have any manufacturing facilities. Medaxol is manufactured by Chengzhi Life Science Company Ltd. at its laboratory in Xian, China on an as requested basis. We intend to secure the services of a pharmaceutical manufacturer at a U.S. FDA compliant facility in China for the manufacture of future products.

RESULTS OF OPERATIONS AND ANALYSIS OF FINANCIAL CONDITION

  Revenues


         Total revenues for the year ended December 31, 2003 were $461,324 compared to $507,031 for the year ended December 31, 2002. For the nine months ended September 30, 2004, SinoPharm had total sales of $162,897 compared to total sales of $327,618 for same period in 2003. Revenues consist primarily of fees collected from the sale of its Medaxol active pharmaceutical ingredient. Our gross revenues for 2003 declined approximately 9% from 2002 because we sold less Medaxol API, due to our purchasing less Medaxol as a result in cost increases from our supplier. Our gross revenues for the first nine months of 2004 decreased by approximately 50% over the same period in 2003. . Our sales and revenues during the third quarter were down due to supply problems at the Chengzhi Life Science Company's factory as a result of the production batches failing to meet our required minimum purity standards due to a malfunctioning purifier/re-cystalizer unit in the production plant. A new purifier/re-crytalizer has now been installed in the factory, and new standard operating procedures have been put in place to monitor any future malfunctioning of the purifier/re-crstalizer unit. The production quality is back to normal and the company has re-commenced normal shipments to SinoPharm commencing in December.


  Costs and Expenses


         SinoPharm had costs and expenses for year ended December 31, 2003 in the amount of $540,790 compared to $673,261 for the same period ended December 31, 2002. Expenses for the year ended December 31, 2002 include research and development costs in the amount of $119,224 paid to Xi'an Jory Pharmaceutical to acquire the process and technology of extracting Paclitaxel from the Chinese Yew tree in order to make medaxol. Costs and expenses for the nine months ended September 30, 2004 were $211,398 compared to $388,104 for the same period in 2003. Costs and expenses consist primarily of supplies, chemicals, selling and marketing expenses and general and administrative expenses. While our gross costs remained stable between 2002 and 2003, the cost from our supplier of Medaxol slightly increased resulting is SinoPharm having less Medaxol available for resale. The decrease of approximately 54% in our costs for the first nine months of 2004 over 2003 reflect primarily the decrease in our purchase of Medaxol. The cost of goods sold for the nine months ended September 30, 2004 was $132,560 compared to $297,486 for the same period in 2003. Our general and administrative expenses for the nine months ended September 30, 2004 was $78,838 compared to $90,618 for the same period in 2003


 Net Income


SinoPharm had net loss for the year ended December 31, 2003 in the amount of ($92,360) compared to a net loss of ($174,237) for the year ended December 31, 2002. Net loss for the nine months ended September 30, 2004 was ($57,260) compared to a net loss of ($69,736) for the same period in 2003. We believe that the increase in our net loss in 2003 over 2002 is attributable to the slight increase in the cost of Medaxol from our supplier, which resulting in our purchasing less Medaxol API, and therefore having less product available for resale to our customers. Again, our net loss during the third quarter was due to supply problems at the Chengzhi Life Science Company's factory as a result of the production batches failing to meet our required minimum purity standards due to a malfunctioning purifier/re-cystalizer unit in the production plant which has now been corrected.


  Liquidity and Capital Resources


         For the nine months ended September 30, 2004, SinoPharm used approximately ($11,699) in cash flow from operating activities. At September 30, 2004, SinoPharm had total current assets of $157,318. We had a net working capital deficit of $(426,902) at September 30, 2004. Net stockholders' deficit for SinoPharm was ($422,894) as of September 30, 2004.

At September 30, 2004 SinoPharm had only $103 in cash on hand. To date, SinoPharm has funded its activities primarily from loans. SinoPharm had an increase in accounts receivable in the amount of ($118,668) for the nine months ended September 30, 2004 compared to a decrease in accounts receivables of $8,463 for the same period in 2003. SinoPharm also had an increase in accounts payable in the amount of $134,965 for the nine months ended September 30, 2004 compared to a increase in accounts payables of $3,942 for the same period in 2003. Our accounts receivables increased when we extended payment terms to our buyer because we received a corresponding extention of payment terms from our Chinese supplier. For the year ended December 31, 2003, we used approximately $67,000 in the proceeds of loans for operating activities and about $6,600 in cash for investing activities. For the nine months ended September 30, 2004, we used approximately $11,500 in the proceeds of loans. We expect that we will be able to satisfy our cash requirements for the next twelve months from the proceeds of this offering.

         There are outstanding loans owed in the amount of $192,895 as of September 30, 2004, pursuant to five demand notes to Union Ventures at the rate of 6%, and $205,254 pursuant to demand notes without interest to Mr. Aziz, our president. If demand we made for repayment of these loans, SinoPharm would not likely be able to pay them, and if SinoPharm were able to pay them, it would cause a significant decrease in its liquidity.


         The primary trends affecting our business of generic pharmaceuticals are the expiration of patents of many of the best-selling drugs within the next decade which may provide opportunities for us; the increasing presence of managed care and other health care cost-containment efforts, and the overall growing expenditures on drug prescriptions, which we believe will result in increased spending by consumers of generic drugs. While we currently are able to obtain technology and product from China at lower economic costs than we would be able to in North America, we believe the primary uncertainty that we face to be the future political and economic conditions in China. Management believes that there are no other known material trends, events or uncertainties that have or are reasonably likely to have a material impact on our short-term or long-term liquidity.

                             DESCRIPTION OF PROPERTY


         Sino Pharmaceuticals Corporation entered into a new lease agreement with 543517 B.C. Limited on November 23, 2004 for its 2,500 square foot office, laboratory and warehouse facilities. The rental charges are $4905 per month and this lease expires in November 30, 2006. Shabnam Aziz, a director of SinoPharm Inc. and also is the sister of Mahmoud S. Aziz, is a director and beneficial owner of 543517 B.C. Limited. SinoPharm and Sino Pharmaceuticals currently utilizes 40% of the existing space, conducting administrative and basic research and development work at this office. There is sufficient expansion capability in the current space for future operations.

         SinoPharm does not currently own any manufacturing facilities. Depending on the amount of funds that we raise, SinoPharm intends to acquire an interest in a pharmaceutical manufacturing facility. We have not yet identified any facilities, nor do we have any contracts or agreements to acquire any interest in any facilities. Depending on the level of funding that is achieved, we believe that we will be able to acquire at least a partial interest, in an U.S. FDA and Canadian Health Protection Bureau (HPB) approved manufacturing facility. We intend to search for a pharmaceutical manufacturing facility that is located in China, Canada or the United States.


              MARKET FOR THE SHARES AND RELATED STOCKHOLDER MATTERS

         Our common stock is not listed or quoted at the present time, and there is no public market for our common stock. There can be no assurance that a public market for our common stock will ever develop. We intend to qualify our common stock for trading on the OTC Bulletin Board or other public market after the registration statement, of which this prospectus is a part, becomes effective.

         We have no options or warrants outstanding at the current time.

         Currently, there are 2,000,000 outstanding shares of our common stock. This prospectus is part of a registration statement that covers 3,00,000 shares of our common stock to be sold and issued by SinoPharm. In the event that SinoPharm does sell all proposed 3,000,000 shares of common stock, there would be 5,000,000 shares of our common stock then outstanding.

         In the event that a public trading market develops for our shares, they may be classified as a "penny stock" depending upon their market price and the manner in which they are traded. Section 3(a)(51) of the Securities Exchange Act of 1934 defines a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share and is not admitted for quotation and does not trade on the Nasdaq Stock Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotations and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his entire investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

EXECUTIVE COMPENSATION

         The following table sets forth all compensation paid by us to the chief executive officer and the four most highly compensated executive officers for services rendered during the last three completed fiscal years. No executive officer or director has received any compensation. SinoPharm has only paid its office/warehouse manager, Anwar Jamal.


                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                                                          COMPENSATION AWARDS
                                                    ANNUAL              RESTRICTED   SECURITIES
                                                 COMPENSATION              STOCK     UNDERLYING       ALL OTHER
  NAME AND PRINCIPAL POSITION    YEAR      SALARY ($)     BONUS ($)      AWARDS ($)  OPTIONS/SARS    COMPENSATION
  ---------------------------    ----      ----------     ---------     ----------   ------------    ------------
   Anwar Jamal                   2003             20,000       -             -            -               -
    Manager                      2002             20,000       -             -            -               -
                                 2001              4,000       -             -            -               -

DIRECTOR COMPENSATION

         Directors currently receive no cash compensation for their services in that capacity. Reasonable out-of-pocket expenses may be reimbursed to directors in connection with attendance at meetings.


                                     EXPERTS

         The Consolidated Financial Statements and Related Financial Statement Schedules incorporated in this prospectus have been audited by CPA., independent auditors, as stated in their reports, and have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement as permitted by applicable SEC rules and regulations. Statements in this prospectus about any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement, or document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and the validity of each such statement is limited by this reference.

Copies of our reports, proxy statements and other information may be inspected and copied, and can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that include reports, proxy statements and other information. The address of the SEC Web site is http://www.sec.gov.

We will furnish to our shareholders annual reports containing audited financial statements reported on by independent public accountants for each fiscal year and make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                         SINOPHARM, INC. & SUBSIDIARIES

                                       -:-

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

                                       AND

                         SEPTEMBER 30, 2004 (UNAUDITED)

                                TABLE OF CONTENTS

                                                                                                              Page

Independent Auditor's Report....................................................................................F-1

Consolidated Balance Sheets
   December 31, 2003 and 2002
   And September 30, 2004 (unaudited)...........................................................................F-2

Consolidated Statements of Operations
   For the Years Ended December 31, 2003 and 2002
   And the Nine Months Ended September 30, 2004 and 2003 (unaudited)............................................F-4

Consolidated Statement of Stockholders' Equity
   For the Period From August 3, 2001 (inception) to December 31, 2003
   And the Nine Months Ended September 30, 2004 (unaudited).....................................................F-5

Consolidated Statements of Cash Flows
   For the Years Ended December 31, 2003 and 2002
   And the Nine Months Ended September 30, 2004 and 2003 (unaudited)............................................F-6

Notes to the Consolidated Financial Statements
   December 31, 2003 and 2002
   And the Nine Months Ended September 30, 2004 and 2003 (unaudited)............................................F-8

                          INDEPENDENT AUDITOR'S REPORT

SinoPharm, Inc. & Subsidiaries

         We have audited the accompanying consolidated balance sheets of SinoPharm, Inc. & Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SinoPharm, Inc. & Subsidiaries as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                    Respectfully submitted,


                                                    /s/ Robison, Hill & Co.
                                                    Certified Public Accountants

Salt Lake City, Utah
August 27, 2004

                         SINOPHARM, INC. & SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                             (Unaudited)
                                                            September 30,                 December 31,
                                                                             --------------------------------------
ASSETS                                                          2004                2003                2002
------
                                                          -----------------  ------------------  ------------------
Current Assets
     Cash                                                 $             103  $              352  $            3,570
     Accounts Receivable                                            154,495              35,827              95,487
     Deposits                                                         2,720               3,434                   -
                                                          -----------------  ------------------  ------------------
          Total Current Assets                                      157,318              39,613              99,057
                                                          -----------------  ------------------  ------------------

Fixed Assets
     Office Equipment                                                 8,356               8,356               1,704
     Less Accumulated Depreciation                                   (4,348)             (2,087)               (480)
                                                          -----------------  ------------------  ------------------
          Net Fixed Assets                                            4,008               6,269               1,224
                                                          -----------------  ------------------  ------------------

          Total Assets                                    $         161,326  $           45,882  $          100,281
                                                          =================  ==================  ==================

                          SINOPHARM, INC.& SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Continued)



                                                             (Unaudited)
LIABILITIES AND STOCKHOLDERS'                               September 30,                 December 31,
-----------------------------
                                                                             --------------------------------------
EQUITY                                                          2004                2003                2002
                                                          -----------------  ------------------  ------------------
Current Liabilities
     Accounts Payable, Trade                              $         148,107  $           13,142  $           53,533
     Line of Credit                                                   7,912               7,737                   -
     Overdrawn Cash                                                       -                   -                   -
     Accrued Liabilities                                             30,052              19,051               9,503
     Notes Payable                                                  192,895             181,450             143,823
     Related Party Payables                                         205,254             179,227             111,949
                                                          -----------------  ------------------  ------------------
          Total Current Liabilities                                 584,220             400,607             318,808
                                                          -----------------  ------------------  ------------------

Stockholders' Equity
     Preferred Stock (Par Value $.001),
          10,000,000 shares authorized.
          -0- shares issued and outstanding at
          September 30, 2004 and
          December 31, 2003 and 2002                                      -                   -                   -
     Common Stock (Par Value $.001),
          100,000,000 shares authorized.
          2,000,000 shares issued and outstanding
          At September 30, 2004 and
          December 31, 2003 and 1,490,000
          Shares issued and outstanding at
          December 31, 2002                                           2,000               2,000               1,490
     Additional Paid-In Capital                                       9,490               9,490                   -
     Shareholder Receivables                                         (7,675)             (7,505)             (8,053)
     Cumulative Translation Adjustment                              (63,331)            (52,592)              1,794
     Retained Earnings (Deficit)                                   (363,378)           (306,118)           (213,758)
                                                          -----------------  ------------------  ------------------
          Total Stockholders' Equity                               (422,894)           (354,725)           (218,527)
                                                          -----------------  ------------------  ------------------

          Total Liabilities and Stockholders' Equity      $         161,326  $           45,882  $          100,281
                                                          =================  ==================  ==================


   The accompanying notes are an integral part of these financial statements

                         SINOPHARM, INC. & SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                (Unaudited)       (Unaudited)
                                                For the Nine       For the Nine
                                                   Months              Months           For the Year       For the Year
                                                    ended              ended               ended               ended
                                                September 30,      September 30,        December 31,       December 31,
                                                    2004                2003                2003               2002
                                              -----------------  ------------------  ------------------  -----------------

Revenue                                       $         162,897  $          327,618  $          461,324  $         507,031
Cost of Sales                                           132,560             297,486             417,230            413,680
                                              -----------------  ------------------  ------------------  -----------------
   Gross Profit                                          30,337              30,132              44,094             93,351

Expenses
  Research and development                                    -                   -                   -            119,224
  General and administrative                             78,838              90,618             123,560            140,357
                                              -----------------  ------------------  ------------------  -----------------

     Total Expenses                                      78,838              90,618             123,560            259,581
                                              -----------------  ------------------  ------------------  -----------------

Other income (expense)
  Interest expense                                       (8,759)             (9,250)            (12,894)            (8,007)
                                              -----------------  ------------------  ------------------  -----------------

     Total Other Income (Expense)                        (8,759)             (9,250)            (12,894)            (8,007)
                                              -----------------  ------------------  ------------------  -----------------

Net Income (Loss)                             $         (57,260) $          (69,736) $          (92,360) $        (174,237)
                                              =================  ==================  ==================  =================

Weighted Average Shares
  Outstanding                                         2,000,000           1,897,166           1,904,900          1,490,000
                                              =================  ==================  ==================  =================

Loss Per Share                                $          (0.03)  $           (0.04)  $           (0.05)  $          (0.12)
                                              =================  ==================  ==================  =================

   The accompanying notes are an integral part of these financial statements.

                         SINOPHARM, INC. & SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                Additional     Cumulative
                                                        Common Stock             Paid-In      Translation           Retained
                                                   Shares            Amount      Capital       Adjustment            Deficit
                                              -----------------  ------------  -----------  -----------------   -----------------
Balance at January 1, 2002                            1,490,000  $      1,490  $         -  $           1,054   $         (39,521)

Cumulative Translation Adjustment                             -             -            -                740                   -

Shareholder receivable                                        -             -            -                  -                   -

Net Loss                                                      -             -            -                  -            (174,237)
                                              -----------------  ------------  -----------  -----------------   -----------------
Balance at December 31, 2002                          1,490,000         1,490            -              1,794            (213,758)

January 3, 2003 Shares canceled and
     Returned to Company                               (490,000)         (490)         490                  -                   -

February 7, 2003 Shares issued for expenses           1,000,000         1,000        9,000                  -                   -

Cumulative Translation Adjustment                             -             -            -            (54,386)                  -

Net Loss                                                      -             -            -                  -             (92,360)
                                              -----------------  ------------  -----------  -----------------   -----------------
Balance at December 31, 2003                          2,000,000         2,000        9,490            (52,592)           (306,118)

Cumulative Translation Adjustment                             -             -            -            (10,739)                  -

Net Loss                                                      -             -            -                  -             (57,260)
                                              -----------------  ------------  -----------  -----------------   -----------------
Balance at September 30, 2004 (unaudited)             2,000,000  $      2,000  $     9,490  $         (63,331)  $        (363,378)
                                              =================  ============  ===========  =================   =================


   The accompanying notes are an integral part of these financial statements.

                         SINOPHARM, INC. & SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                      (Unaudited)         (Unaudited)
                                                      For the Nine        For the Nine
                                                          Months              Months           For the Year        For the Year
                                                           ended              ended               ended               ended
                                                       September 30,      September 30,        December 31,        December 31,
                                                           2004                2003                2003                2002
                                                     -----------------  ------------------  ------------------  ------------------
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Income (Loss)                                    $         (57,260) $          (69,736) $          (92,360) $         (174,237)
Adjustments used to reconcile net loss to net
   cash provided by (used in) operating activities:
     Cumulative Translation Adjustment                         (10,739)            (40,192)            (54,386)                740
     Depreciation and amortization                               2,261                 748               1,607                 310
     Stock issued for expenses                                       -              10,000              10,000                   -
     (Increase) decrease in accounts receivable               (118,668)              8,463              59,660             (59,207)
     (Increase) decrease in inventory                                -             (11,597)                  -                   -
     (Increase) decrease in deposits                               714              (3,287)             (3,434)                  -
     Increase (decrease) in related party payable               26,027              36,547              67,278              74,214
     Increase (decrease) in accounts payable                   134,965               3,942             (40,391)             22,721
     Increase (decrease) in accrued liabilities                 11,001              (2,150)              9,548               9,234
                                                     -----------------  ------------------  ------------------  ------------------
Net Cash Used in Operating Activities                          (11,699)            (67,262)            (42,478)           (126,225)
                                                     -----------------  ------------------  ------------------  ------------------

CASH FLOWS FROM INVESTING
ACTIVITIES:
Acquisition/Sale of equipment, net                                   -              (2,675)             (6,652)                  -
                                                     -----------------  ------------------  ------------------  ------------------
Net Cash Used by Investing Activities                                -              (2,675)             (6,652)                  -
                                                     -----------------  ------------------  ------------------  ------------------

                         SINOPHARM, INC. & SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)


                                                    (Unaudited)          (Unaudited)
                                                    For the Nine        For the Nine
                                                        Months              Months           For the Year        For the Year
                                                         ended              ended               ended               ended
                                                     September 30,      September 30,        December 31,        December 31,
                                                         2004                2003                2003                2002
                                                   -----------------  ------------------  ------------------  ------------------
CASH FLOWS FROM FINANCING
ACTIVITIES:
(Increase) decrease in shareholder receivable                   (170)                870                 548              (8,053)
Proceeds (Payments) on line of credit                            175               5,184               7,737                   -
Proceeds (Payments) on loans                                  11,445              60,734              37,627             137,544
                                                   -----------------  ------------------  ------------------  ------------------
Net Cash Provided by Financing Activities                     11,450              66,788              45,912             129,491
                                                   -----------------  ------------------  ------------------  ------------------

Net Increase (Decrease) in Cash and Cash
          Equivalents                              $            (249) $           (3,149) $           (3,218) $            3,266
Cash and Cash Equivalents at Beginning of the
          Year                                                   352               3,570               3,570                 304
                                                   -----------------  ------------------  ------------------  ------------------
Cash and Cash Equivalents at End of the Year       $             103  $              421  $              352  $            3,570
                                                   =================  ==================  ==================  ==================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Interest                                           $             251  $               87  $              331  $                -
Income Taxes                                       $               -  $                -  $                -  $                -

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

         During the year ended December 31, 2003, the Company issued 1,000,000 shares of common stock for payment of $10,000 of interest due on loans, and general and administrative expenses.

   The accompanying notes are an integral part of these financial statements.

                          SINOPHARM, INC.& SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                       AND SEPTEMBER 30, 2004 (UNAUDITED)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

         The accompanying financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $92,000 for the year ended December 31, 2003 and net losses of approximately $174,000 for the year ended December 31, 2002, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing, although no firm commitments have been obtained.

         The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in developing its products, and market penetration.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

         If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Organization and Basis of Presentation

         SinoPharm, Inc. was organized under the laws of the State of Nevada on March 31, 2003. On March 31, 2003, the Company acquired Sino Pharmaceuticals Corporation, a British Columbia, Canada corporation that was organized under the laws of the Province of British Columbia, Canada in August 2001, in a reverse merger. Subsequent to the acquisition, Sino Pharmaceuticals Corporation is a wholly owned subsidiary of SinoPharm, Inc.

Nature of Business

         The Company is a pharmaceuticals company involved in the development, manufacturing and sales, marketing and distribution of pharmaceuticals in North America.

                          SINOPHARM, INC.& SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                       AND SEPTEMBER 30, 2004 (UNAUDITED)
                                   (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         This summary of accounting policies for SinoPharm, Inc. and Subsidiaries is presented to assist in understanding the Company's consolidated financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

         The unaudited consolidated financial statements as of September 30, 2004 and for the nine months then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the nine months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full year.

Cash Equivalents

         For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Principles of Consolidation

         The consolidated financial statements for the years ended December 31, 2003 and 2002, and for the nine months ended September 30, 2004 include the accounts of the parent entity and its subsidiary Sino Pharmaceuticals Corporation.

         The results of subsidiaries acquired or sold during the year are consolidated from their effective dates of acquisition through their effective dates of disposition.

         All significant intercompany balances and transactions have been eliminated.

Pervasiveness of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         SINOPHARM, INC. & SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                       AND SEPTEMBER 30, 2004 (UNAUDITED)
                                   (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

         Certain   reclassifications  have  been  made  in  the  2002  financial statements to conform with the 2003 presentation.

Revenue recognition

         Revenue is recognized from sales of product at the time of shipment to customers. Title passes to the customer at the time the items are shipped, and are no longer owned by the Company.

Foreign currency remeasurement/translation

         The Company's primary functional currency is the Canadian dollar. Monetary assets and liabilities resulting from transactions with foreign suppliers and customers are remeasured at year-end exchange rates. All other assets, liabilities, and stockholders' equity are remeasured at historical exchange rates for past transactions and at year-end exchange rates for current and future transactions. Revenue and expense accounts are remeasured at the average exchange rates in effect during the year, except those related to assets and liabilities, which are remeasured at historical exchange rates. Remeasurement gains and losses are included in income.

         The Company's reporting currency is the U.S. dollar. Balance sheet accounts are translated at year-end exchange rates and revenue and expense accounts are translated at the average exchange rates in effect during the year. Translation gains and losses are included as a separate component of stockholders' equity.

Income (Loss) per Share

         The reconciliations of the numerators and denominators of the basic earnings (loss) per share computations are as follows:


                                                                                                     Per-Share
                                                            Income (Loss)          Shares              Amount
                                                                                   ------              ------
                                                          -----------------

                                                                For the nine months ended September 30, 2004
                                                                                 (unaudited)
BASIC INCOME (LOSS) PER SHARE
Income available to common shareholders                   $         (57,260)          2,000,000  $           (0.03)
                                                          =================  ==================  ==================

                         SINOPHARM, INC. & SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                       AND SEPTEMBER 30, 2004 (UNAUDITED)
                                   (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


                                                                For the nine months ended September 30, 2003
                                                                                 (unaudited)
BASIC INCOME (LOSS) PER SHARE
Loss available to common shareholders                     $         (69,736)          1,897,166  $           (0.04)
                                                          =================  ==================  ==================

                                                                    For the year ended December 31, 2003
BASIC INCOME (LOSS) PER SHARE
Loss available to common shareholders                     $         (92,360)          1,904,900  $           (0.05)
                                                          =================  ==================  ==================

                                                                    For the year ended December 31, 2002
BASIC INCOME (LOSS) PER SHARE
Loss available to common shareholders                     $        (174,237)          1,490,000  $           (0.12)
                                                          =================  ==================  ==================

         Basic earnings per common share were computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year.

Concentration of Credit Risk

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Fixed Assets

         Fixed assets are stated at cost. Depreciation and amortization are computed using the straight- line method over the estimated economic useful lives of the related assets as follows:

            Computer equipment                          3-5 years

         Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

         Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.

                         SINOPHARM, INC. & SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                       AND SEPTEMBER 30, 2004 (UNAUDITED)
                                   (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

         In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which requires that the extinguishment of debt not be considered an extraordinary item under APB Opinion No. 30 ("APB 30"), "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," unless the debt extinguishment meets the "unusual in nature and infrequent of occurrence" criteria in APB 30. SFAS 145 is effective for fiscal years beginning after May 15, 2002, and, upon adoption, companies must reclassify prior period items that do not meet the extraordinary item classification criteria in APB 30. The Company adopted SFAS 145 and related rules as of August 31, 2002. The adoption of this statements had no effect on the Company's financial position or results of operations.

         In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or
Disposal Activities," which nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that costs associated with an exit or disposal activity be recognized only when the liability is incurred (that is, when it meets the definition of a liability in the FASB's conceptual framework). SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have an impact on the Company's operating results or financial position.

         In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities (and Interpretation of ARB No. 51)" ("FIN 46"). FIN 46 addresses consolidation by business enterprises of certain variable interest entities, commonly referred to as special purpose entities. The adoption of FIN 46 did not have a material effect on the Company's financial condition, results of operations, or cash flows.

         In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have an impact on the Company's operating results or financial position.

                         SINOPHARM, INC. & SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                       AND SEPTEMBER 30, 2004 (UNAUDITED)
                                   (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The provisions of this Statement are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have an impact on the Company's financial results of operations and financial position.

Major Suppliers

         The Company has a small number of major suppliers for its products. The loss of these suppliers would adversely impact on the business of the Company.

Major Customer

         During the year ended December 31, 2002, two customers accounted for 91.6% of the Company's revenues. The Company had revenues of $290,354 from Soma Health. This was 57.3% of total revenues for 2002. The Company had revenues of $173,334 from Living Synergy. This was 34.3% of total revenues for 2002. The total revenues for 2002 was $507,031.

         During the year ended December 31, 2003, one customer accounted for 89.8% of the Company's revenues. The Company had revenues of $414,184 from Living Synergy. The total revenues for 2003 was $461,324. During the nine months ended September 30, 2004, one customer, King Ventures, Ltd., accounted for 100% of the Company's revenues of $162,897.

         The loss of these customers would adversely impact the business of the Company.

Allowance for Doubtful Accounts

         Losses are recorded as incurred. The Company has no provision for losses because it has never had a delinquency. Management believes that all of the outstanding accounts receivable will be collected in the coming year.

NOTE 3 - LEASE COMMITMENT

         The Company has entered into a renewed commercial lease agreement 543517 B.C. Ltd., whereby the Company shall lease approximately 2,500 square feet of office space, and laboratory and warehouse facilities for approximately $490 per month. The term of the lease is for two years, beginning December 1, 2004 and expiring November 30, 2006.

                         SINOPHARM, INC. & SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                       AND SEPTEMBER 30, 2004 (UNAUDITED)
                                   (continued)

NOTE 3 - LEASE COMMITMENT (Continued)

         The minimum future lease payments under this lease for the next five years are:


          Year Ended December 31,
-------------------------------------------
         2004                                             $          490
         2005                                                      5,880
         2006                                                      5,390
         2007                                                          -
         2008                                                          -
                                                          --------------
         Total minimum future lease payments              $       11,760
                                                          ==============

NOTE 4 - RESEARCH AND DEVELOPMENT

         On December 18, 2001, the Company entered into an agreement with a third party, Xi'an Jory Pharmaceutical Co., Ltd. (Jory), a company in China, to purchase from Jory the rights to produce a pharmaceutical called Paclitaxel. Paclitaxel is an anti-cancer pharmaceutical that was developed by Jory. As part of the agreement, the Company purchased the rights to produce Paclitaxel. The Company will be trained by Jory to produce Paclitaxel, and sell and market the drug in North America. On February 2, 2002, the Company paid $118,500 for the rights to produce Paclitaxel. The $118,500 paid to Jory for the rights to produce Paclitaxel was expensed as research and development expense during the year ended December 31, 2002.

NOTE 5 - NOTES PAYABLE

         During the years ended December 31, 2001 and 2002, Sino Pharmaceuticals Corporation received loans of $40,000 in Canadian dollars and $118,500 in U.S. dollars from Union Venture Trading S.A. These loans are demand loans and are repayable with interest at 6% per annum. These loans have been recorded in the financial statements in U.S. dollars.

         During the year ended December 31, 2003, Sino Pharmaceuticals Corporation received loans of $32,000 in U.S. dollars from Union Venture Trading S.A. These loans are demand loans and are repayable with interest at 6% per annum.

         During the nine months ended September 30, 2004, Sino Pharmaceuticals Corporation received loans of $6,000 in Canadian dollars and $6,000 in U.S. dollars from Union Venture Trading S.A. These loans are demand loans and are repayable with interest at 6% per annum. These loans have been recorded in the financial statements in U.S. dollars. The balance of the notes payable at December 31, 2003 and 2002 is $181,450 and $143,823, respectively. At September 30, 2004, the balance of notes payable is $192,895.

                         SINOPHARM, INC. & SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                       AND SEPTEMBER 30, 2004 (UNAUDITED)
                                   (continued)

NOTE 6 - RELATED PARTY TRANSACTIONS

         During the year ended December 31, 2002, the Company loaned its office/warehouse manager, Anwar Jamal, $12,720 in Canadian dollars. This loan has been recorded in financial statements in U.S. dollars. The balance of the loan receivable in U.S. dollars is $8,053 at December 31, 2002, $7,505 at December 31, 2003 and $7,675 at September 30, 2004. The Company anticipates that the loan will be repaid by Mr. Jamal on or before December 31, 2004. If the loan is not repaid by December 31, 2004, interest will accrue at 12% per annum.

         During the years ended December 31, 2001, 2002 and 2003, Mahmoud S. Aziz, the president and director of the Company, loaned Sino Pharmaceuticals Corporation a total of $231,635 in Canadian dollars. During the nine months ended September 30, 2004, Mr. Aziz loaned Sino Pharmaceuticals Corporation $26,508 in Canadian dollars. These loans have been recorded in the financial statements in U.S. dollars. The balance of the loan payable in U.S. dollars at December 31, 2003 and 2002 is $179,227 and $111,949, respectively. At September 30, 2004, the balance of the loan payable is $205,254.

         The Company has entered into a renewed commercial lease agreement 543517 B.C. Ltd., whereby the Company shall lease approximately 2,500 square feet of office space, and laboratory and warehouse facilities for approximately $490 per month (see Note 3). Shabnam Aziz is a director and the beneficial owner of 543517 B.C. Ltd., and is also the sister of Mahmoud S. Aziz, the president, CEO and director of the Company.

         During the years ended December 31, 2001, 2002 and 2003, the Company has received loans from Union Venture Trading S.A. (see Note 5). Four of the partners of Union Venture Trading S.A. are shareholders of the Company.

NOTE 7 - ACQUISITION

         On March 31, 2003, the Company acquired Sino Pharmaceuticals Corporation in a reverse merger, with Sino Pharmaceuticals Corporation treated as the surviving entity for financial reporting purposes. Prior to the acquisition, Sino Pharmaceuticals Corporation had 2,000,000 shares of common stock issued and outstanding. These 2,000,000 shares were cancelled and extinguished and automatically converted into 2,000,000 shares of common stock of the Company.

         Since the former officers and directors of Sino Pharmaceuticals Corporation control a majority of the Company after the acquisition, the transaction has been recorded as a recapitalization of Sino Pharmaceuticals Corporation. The equity of the Company has been restated retroactively to reflect the recapitalization on these financial statements.

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Nevada Business Association Act (Title 7, Chapter 78) permits the inclusion in the articles of incorporation, provisions limiting or eliminating the personal monetary liability of directors to a corporation or its shareholders by reason of their conduct as directors. SinoPharm's Articles of Incorporation contain the provision that no director or officer of SinoPharm shall be personally liable to SinoPharm or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

SinoPharm's bylaws allow for the elimination of personal monetary liability on the part of a director to the fullest extent permitted by Nevada law. A shareholder is able to prosecute an action against a director for monetary damages for any action taken, or any failure to take any action, as a director, for the amount of financial benefit received by a director for which he is not entitled, an intentional infliction of harm on the corporation or shareholders, a violation of Section 78.300 of the Nevada Business Association Act or an intentional violation of criminal law.

ARTICLE XI of the Bylaws of the Registrant provide as follows:

         SECTION 43. INDEMNIFICATION OF DIRECTORS, EXECUTIVE OFFICERS, OTHER OFFICERS, EMPLOYEES AND OTHER AGENTS.

         (a.) DIRECTORS OFFICERS. The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada Business Association Act; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada Business Association Act or (iv) such indemnification is required to be made under subsection (d).

         (b.) EMPLOYEES AND OTHER AGENTS. The corporation shall have power to indemnify its employees and other agents as set forth in the Nevada Business Association Act.

         (c.) EXPENSE. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said mounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

         Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

         (d.) ENFORCEMENT. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Bylaw to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standard of conduct that make it permissible under the Nevada Business Association Act for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed in the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Nevada Business Association Act, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article XI or otherwise shall be on the corporation.

         (e.) NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Articles of

Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Nevada Business Association Act.

         (f.) SURVIVAL OF RIGHTS. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         (g.) INSURANCE. To the fullest extent permitted by the Nevada Business Association Act, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

         (h.) AMENDMENTS. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

         (i.) SAVING CLAUSE. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

         (j.) CERTAIN DEFINITIONS. For the purposes of this Bylaw, the following definitions shall apply:

         (i.) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

         (ii.) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

         (iii.) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (iv.) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

         (v.) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Bylaw.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SinoPharm pursuant to the foregoing provisions, or otherwise, SinoPharm has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SinoPharm of expenses incurred or paid by a director, officer or controlling person of SinoPharm in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, SinoPharm will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated costs and expenses of Sino Pharmaceuticals Corporation in connection with the offering described in the Registration Statement.

Securities and Exchange Commission Registration Fee                    $  100
Legal Fees and Expenses                                                15,000
Accounting Fees and Expenses                                           25,000
Other Expenses                                                          2,500
                                                                        -----
Total Expenses                                                        $42,600

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

         On March 31, 2003, pursuant to the closing of the acquisition agreement and in consideration for the acquisitions of Sino Pharmaceuticals Corporation, SinoPharm Inc., issued a total of 2,000,000 shares to the shareholders of Sino Pharmaceuticals Corporation in reliance on Section 4(2) of the Securities Act as no public offering was involved.

ITEM 27.  EXHIBITS


        EXHIBIT
        NUMBER                                          DESCRIPTION                                          REFERENCE
     --------------    -------------------------------------------------------------------------------     --------------

          2.1          Acquisition Agreement between Registrant and Sino Pharmaceuticals Corporation             *
          3.1          Articles of Incorporation of Registrant, dated March 31, 2003                             *
          3.2          By-laws of Registrant                                                                     *
          4.1          Form of Common Stock Certificate                                                          *
          5.1          Opinion of Kevin M.  Sherlock,  Esq. as to the  legality of  securities  being            *
                       registered (includes consent).

         10.1          Exclusive Technology Purchase Agreement with Xi'an Jory                                   *
         10.2          Joint Cooperative Agreement with IMM                                                      *
         10.3          Exclusive Licensing Agreement with GeneTech                                               *
         10.4          Exclusive Licensing Agreement with IMM-BUPF                                               *
         10.5          Letter Agreement with Dr. Stuart Maddin                                                   *
         10.6          Loan Agreement with Union Ventures Trading                                                *
         10.7          Loan Agreement with Union Ventures Trading                                                *
         10.8          Loan Agreement with Union Ventures Trading                                                *
         10.9          Loan Agreement with Union Ventures Trading                                                *
         10.10         Loan Agreement with Union Ventures Trading                                                *
         10.11         Office lease agreement                                                                    *

          21           List of Subsidiaries                                                                      *
         23.1          Consent of legal counsel                                                                  *
         23.2          Consent of Auditors.                                                                      *

----------
*        Filed herewith

ITEM 28.  UNDERTAKINGS

(a) Rule 415 Offering. The undersigned Registrant hereby undertakes:
         (1)      To file,  during any period in which offers or sales are being
                  made,  a   post-effective   amendment  to  this   registration
                  statement:

                  (i)      To  include  any   prospectus   required  by  Section
                           10(a)(3)  of the  Securities  Act of  1933;
                  (ii)     To  reflect  in the  prospectus  any  facts or events
                           arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
         (2) For determining any liability under the Securities Act of 1933 (the "Securities Act"), to treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at the time to be the initial bona fide offering.
         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)      Imdemnification:
         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richmond, B.C., Canada, on December 27, 2004.


                                     SINOPHARM INC., a Nevada corporation

                                     /s/ Mahmoud S. Azix
                                     Mahmoud S. Aziz, Chairman of the Board,
                                     President and Chief Executive Officer


                                     /s/ Jimmy J.F. Jin
                                     Principal Financial Officer, Principal
                                     Accounting Officer, Secretary, Treasurer
                                     and Director

         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                     Signature and Title                     Date



/s/ Mahmoud S. Aziz                                   December 27, 2004

------------------------------------------------
Mahmoud S. Aziz, Chairman of the Board,
President and Director



/s/ Jimmy J.F. Jin                                    December 27, 2004
Jimmy J.F. Jin, Director, Principal Financial
Officer, Principal Accounting Officer, Secretary
and Treasurer


/s/ Zahir Popat                                       December 27, 2004
Zahir Popat, Director


/s/ Dr. Radka Milanova                                December 27, 2004
Dr. Radka Milanova, Director